SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Prudential plc FY09 unaudited results Pt4.1

UNAUDITED STATUTORY BASIS RESULTS

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BASIS RESULTS

CONSOLIDATED INCOME STATEMENT
	2009 £m	2008 £m
Gross premiums earned	20,299	18,993
Outward reinsurance premiums	(323)	(204)
Earned premiums, net of reinsurance	19,976	18,789
Investment return	26,889	(30,202)
Other income	1,234	1,146
Total revenue, net of reinsurance	48,099	(10,267)
Benefits and claims	(39,901)	4,620
Outward reinsurers' share of benefit and claims	265	389
Movement in unallocated surplus of with-profits funds	(1,559)	5,815
Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance	(41,195)	10,824
Acquisition costs and other operating expenditure	(4,572)	(2,459)
Finance costs: interest on core structural borrowings of shareholder-financed operations	(209)	(172)
Loss on sale of Taiwan agency business (note G)	(559)	-
Total charges, net of reinsurance	(46,535)	8,193

Profit (loss) before tax (being tax attributable to shareholders' and policyholders' returns)*	1,564	(2,074)
Tax (charge) credit attributable to policyholders' returns	(818)	1,624
Profit (loss) before tax attributable to shareholders (note C)	746	(450)
Tax (charge) credit (note H)	(873)	1,683
Less: tax attributable to policyholders' returns	818	(1,624)
Tax (charge) credit attributable to shareholders' returns (note H)	(55)	59
Profit (loss) from continuing operations after tax	691	(391)
Discontinued operations (net of tax)**	(14)	-
Profit (loss) for the year	677	(391)
Attributable to:
Equity holders of the Company	676	(396)
Minority interests	1	5
Profit (loss) for the year	677	(391)

Earnings per share (in pence)	2009	2008

Basic:
Based on profit (loss) from continuing operations attributable to the equity holders of the Company (note I)	27.6p	(16.0)p
Based on loss from discontinued operations attributable to the equity holders of the Company	(0.6)p	-
	27.0p	(16.0)p
Diluted:
Based on profit (loss) from continuing operations attributable to the equity holders of the Company(note I)	27.6p	(16.0)p
Based on loss from discontinued operations attributable to the equity holders of the Company	(0.6)p	-
	27.0p	(16.0)p

Dividends per share (in pence)	2009	2008
Dividends relating to reporting year:
Interim dividend (2009 and 2008)	6.29p	5.99p
Final dividend (2009 and 2008) (note J)	13.56p	12.91p
Total	19.85p	18.90p
Dividends declared and paid in reporting year:
Current year interim dividend	6.29p	5.99p
Final dividend for prior year	12.91p	12.30p
Total	19.20p	18.29p
*This measure is the formal profit (loss) before tax measure under IFRS but it is not the result attributable to shareholders.
**This charge which is net of nil tax, reflects completion adjustments for a previously disposed business.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BASIS RESULTS

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME*

	2009 £m	2008 £m

Profit (loss) for the year	677	(391)

Other comprehensive income (loss):
Exchange movements on foreign operations and net investment hedges:
Exchange movements arising during the year	(206)	391
Related tax	11	119
	(195)	510

Available-for-sale securities:
Unrealised valuation movements on securities of US insurance operations classified as available-for-sale:
Unrealised holding gains (losses) arising during the year	2,249	(2,482)
Add back net losses included in the income statement on disposal and impairment	420	378
Total (note O)	2,669	(2,104)
Related change in amortisation of deferred income and acquisition costs	(1,069)	831
Related tax	(557)	442
	1,043	(831)

Other comprehensive income (loss) for the year, net of related tax	848	(321)

Total comprehensive income (loss) for the year	1,525	(712)

Attributable to:
Equity holders of the Company	1,524	(717)
Minority interests	1	5
Total comprehensive income (loss) for the year	1,525	(712)
*This consolidated statement of comprehensive income has been introduced as a result of the adoption of amendments to IAS 1 'Presentation of Financial Statements: A Revised Presentation'. See note B.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BASIS RESULTS

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	2009
	Share capital	Share premium	Retained earnings	Translation reserve	Available-for-sale securities reserve	Shareholders' equity	Minority interests	Total equity
	£m	£m	£m	£m	£m	£m	£m	£m
Reserves
Profit for the year	-	-	676	-	-	676	1	677
Other comprehensive income (loss)
Exchange movements on foreign operations and net investment hedges, net of related tax	-	-	-	(195)	-	(195)	-	(195)
Unrealised valuation movements, net of related change in amortisation of deferred income and acquisition costs and related tax	-	-	-	-	1,043	1,043	-	1,043
Total other comprehensive income (loss)	-	-	-	(195)	1,043	848	-	848
Total comprehensive income (loss) for the year	-	-	676	(195)	1,043	1,524	1	1,525

Dividends			(481)	-	-	(481)	-	(481)
Reserve movements in respect of share-based payments	-	-	29	-	-	29	-	29
Change in minority interests arising principally from purchase and sale of property partnerships of the PAC with-profits fund and other consolidated investment funds	-	-	-	-	-	-	(24)	(24)

Share capital and share premium
New share capital subscribed	2	139		-	-	141		141
Transfer to retained earnings in respect of shares issued in lieu of cash dividends	-	(136)	136	-	-	-	-	-

Treasury shares
Movement in own shares in respect of share-based payment plans	-	-	3	-	-	3	-	3
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS	-	-	(3)	-	-	(3)	-	(3)
Net increase (decrease) in equity	2	3	360	(195)	1,043	1,213	(23)	1,190

At beginning of year	125	1,840	3,604	398	(909)	5,058	55	5,113
At end of year	127	1,843	3,964	203	134	6,271	32	6,303

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	2008
	Share capital	Share premium	Retained earnings	Translation reserve	Available-for-sale securities reserve	Shareholders' equity	Minority interests	Total equity
	£m	£m	£m	£m	£m	£m	£m	£m
Reserves
Loss for the year	-	-	(396)	-	-	(396)	5	(391)
Other comprehensive income (loss)
Exchange movements on foreign operations and net investment hedges, net of related tax	-	-	-	510	-	510	-	510
Unrealised valuation movements, net of related change in amortisation of deferred income and acquisition costs and related tax	-	-	-	-	(831)	(831)	-	(873)
Total other comprehensive income (loss)	-	-	(396)	510	(831)	(321)	-	(321)

Total comprehensive income (loss) for the year	-	-	(396)	510	(831)	(717)	5	(712)
Dividends	-	-	(453)	-	-	(453)	(2)	(455)
Reserve movements in respect of share-based payments	-	-	18	-	-	18	-	18
Change in minority interests arising principally from purchase and sale of property partnerships of the PAC with-profits fund and other consolidated investment funds	-	-	-	-	-	-	(50)	(50)

Share capital and share premium
New share capital subscribed	2	168	-	-	-	170	-	170
Transfer to retained earnings in respect of shares issued in lieu of cash dividends	-	(156)	156	-	-	-	-	-

Treasury shares
Movement in own shares held in respect of share-based payment plans	-	-	3	-	-	3	-	3
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS	-	-	(25)	-	-	(25)	-	(25)
Net increase (decrease) in equity	2	12	(697)	510	(831)	(1,004)	(47)	(1,051)

At the beginning of the year	123	1,828	4,301	(112)	(78)	6,062	102	6,164
At end of year	125	1,840	3,604	398	(909)	5,058	55	5,113

As a result of the introduction of the consolidated statement of comprehensive income there has been a reclassification of £240 million of exchange losses from the Available-for-sale securities reserve to the Translation reserve in the 2008 comparatives as explained in note B.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BASIS RESULTS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
	2009 £m	2008 £m
Assets

Intangible assets attributable to shareholders:
Goodwill	1,310	1,341
Deferred acquisition costs and other intangible assets (note R)	4,049	5,349
Total	5,359	6,690

Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	124	174
Deferred acquisition costs and other intangible assets	106	126
Total	230	300
Total	5,589	6,990

Other non-investment and non-cash assets:
Property, plant and equipment	367	635
Reinsurers' share of insurance contract liabilities	1,187	1,240
Deferred tax asset (note H)	2,708	2,886
Current tax recoverable	636	657
Accrued investment income	2,473	2,513
Other debtors	762	1,232
Total	8,133	9,163

Investments of long-term business and other operations:
Investment properties	10,905	11,992
Investments accounted for using the equity method	6	10
Financial investments:
Loans (note M)	8,754	10,491
Equity securities and portfolio holdings in unit trusts	69,354	62,122
Debt securities (note N)	101,751	95,224
Other investments	5,132	6,301
Deposits	12,820	7,294
Total	208,722	193,434

Properties held for sale	3	-
Cash and cash equivalents	5,307	5,955
Total assets (note K)	227,754	215,542

	2009 £m	2008 £m
Equity and liabilities

Equity
Shareholders' equity	6,271	5,058
Minority interests	32	55
Total equity	6,303	5,113

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Insurance contract liabilities	145,713	136,030
Investment contract liabilities with discretionary participation features	24,880	23,446
Investment contract liabilities without discretionary participation features	15,805	14,501
Unallocated surplus of with-profits funds	10,019	8,414
Total	196,417	182,391

Core structural borrowings of shareholder-financed operations:
Subordinated debt	2,691	1,987
Other	703	971
Total (note P)	3,394	2,958

Other borrowings:
Operational borrowings attributable to shareholder-financed operations (note Q)	2,751	1,977
Borrowings attributable to with-profits operations (note Q)	1,284	1,308

Other non-insurance liabilities:
Obligations under funding, securities lending and sale and repurchase agreements	3,482	5,572
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	3,809	3,843
Deferred tax liabilities (note H)	3,872	3,229
Current tax liabilities	1,215	842
Accruals and deferred income	594	630
Other creditors	1,612	1,496
Provisions	643	461
Derivative liabilities	1,501	4,832
Other liabilities	877	890
Total	17,605	21,795
Total liabilities	221,451	210,429
Total equity and liabilities (note K)	227,754	215,542

CONSOLIDATED STATEMENT OF CASH FLOWS

	2009 £m	2008 £m
Cash flows from operating activities
Profit (loss) before tax (being tax attributable to shareholders' and policyholders' returns) (note (i))	1,564	(2,074)
Loss before tax from discontinued operations	(14)	-
Total profit (loss) before tax	1,550	(2,074)
Changes in operating assets and liabilities:
Investments (note (iii))	(26,388)	32,424
Other non-investment and non-cash assets (note (iii))	(384)	(828)
Policyholder liabilities (including unallocated surplus)	24,932	(26,987)
Other liabilities (including operational borrowings)	(299)	(631)
Interest income and expense and dividend income included in result before tax(note (iii))	(7,267)	(7,927)
Other non-cash items (note (ii))	650	(74)
Operating cash items:
Interest receipts (note (iii))	5,734	5,875
Dividend receipts	1,780	2,019
Tax paid	(200)	(653)
Net cash flows from operating activities	108	1,144
Cash flows from investing activities
Purchases of property, plant and equipment	(91)	(240)
Proceeds from disposal of property, plant and equipment	54	11
Completion adjustment for previously disposed business	(20)	-
Disposal of Taiwan agency business (notes (iv) and G )	(497)	-
Net cash flows from investing activities	(554)	(229)
Cash flows from financing activities
Structural borrowings of the Group:
Shareholder-financed operations (notes (v) and P):
Issue of subordinated debt, net of costs	822	-
Redemption of senior debt	(249)	-
Interest paid	(207)	(167)
With-profits operations (notes (vi) and Q):
Interest paid	(9)	(9)
Equity capital (note (vii)):
Issues of ordinary share capital	3	12
Dividends paid	(344)	(297)
Net cash flows from financing activities	16	(461)

Net (decrease) increase in cash and cash equivalents	(430)	454
Cash and cash equivalents at beginning of year	5,955	4,951
Effect of exchange rate changes on cash and cash equivalents	(218)	550
Cash and cash equivalents at end of year	5,307	5,955
Notes
(i)      This measure is the formal profit (loss) before tax measure under IFRS but it is not the result attributable to shareholders.
(ii)
The figure of £650 million for other items in 2009 includes £559 million for the loss on disposal of the Taiwan agency business.
(iii)
Within the analysis of the items for 2008 that reconcile from the total loss of £2,074 million to the net cash flow from operating activities of £1,144 million reclassification adjustments in respect of two items have been made. These adjustments are for:
(a)  to increase the "change in operating assets and liabilities" attributable to "investments", and decrease the amount attributable to "other non-investment and non-cash assets", by £831 million, for shadow DAC movements accounted for in Other Comprehensive Income, and
(b)  increase the deduction for the "interest income and expense and dividend income included in the result before tax" and "interest receipts" by £2,938 million for foreign exchange losses, arising principally with the PAC with-profits fund, that were previously netted within the amounts for these lines.
(iv)    The amount of £497 million in respect of the disposal of the Taiwan agency business shown above, represents the cash and cash equivalents of £388 million held by Taiwan agency business transferred on disposal and restructuring costs paid in cash in the year of
£64million. In addition, the cashflow for the disposal includes a £45 million outflow to purchase a 9.99 per cent stake in China Life.
(v)     Structural borrowings of shareholder-financed operations comprise core debt of the parent company and Jackson surplus notes. Core debt excludes borrowings to support short-term fixed income securities programmes, non-recourse borrowings of investment subsidiaries of shareholder-financed operations and other borrowings of shareholder-financed operations. Cash flows in respect of these borrowings are included within cash flows from operating activities. In May 2009, the Company repaid maturing £249 million senior debt. In the same month, the Company issued £400 million subordinated debt in part to replace the maturing debt. A further $750 million was raised in July 2009.
(vi)    Structural borrowings of with-profits operations relate solely to the £100 million 8.5 per cent undated subordinated guaranteed bonds which contribute to the solvency base of the Scottish Amicable Insurance Fund (SAIF), a ring-fenced sub-fund of the PAC with-profits fund. Cash flows in respect of other borrowings of with-profits funds, which principally relate to consolidated investment funds, are included within cash flows from operating activities.
(vii)   Cash movements in respect of equity capital exclude scrip dividends.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BASIS RESULTS

NOTES ON THE IFRS BASIS RESULTS

A    Basis of preparation and audit status

The statutory basis results included in this announcement are unaudited. The financial information set out in the statutory basis results section of the IFRS disclosure does not constitute the Company's statutory accounts for the years ended 31 December 2009 or 2008. The financial information for 2008 is derived from the statutory accounts for 2008, which have been delivered to the Registrar of Companies, as adjusted for the adoption of new and altered accounting standards, as explained in note B, change in cash flow presentation as explained in the footnotes to the statement and the change of presentation in the Company's supplementary analysis of profit for the Taiwan agency business which was sold in June 2009, as explained in note C.

The auditors have reported on the 2008 statutory accounts. Their report was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under Section 237(2) or (3) of the Companies Act 1985. The statutory accounts for 2009 will be finalised on the basis of the financial information presented by the directors in the unaudited statutory basis results section of the IFRS disclosure included in the preliminary announcement and will be delivered to the Registrar of Companies following the Company's 2009 Annual General Meeting.

The additional information shown in notes Y to AE is also unaudited.

B    Significant accounting policies

The accounting policies applied by the Group in determining the IFRS basis results in this announcement are the same as those previously applied in the Group's consolidated financial statements for the year ended 31 December 2008, except for the following adoption of new accounting pronouncements in 2009:

IFRS 8, 'Operating Segments'
IFRS 8 superseded IAS 14 'Segment Reporting' for the accounting periods beginning on or after 1 January 2009 and requires the Group to adopt the 'management approach' to reporting the financial performance of its operating segments. The adoption of IFRS 8 has resulted in presentational and disclosure changes in the Group's financial statements. This standard has no impact on the results or financial position of the Group.

The Group determines and presents operating segments based on the information that is internally provided to the Group Executive Committee ("GEC"), which is the Group's chief operating decision maker.

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group's other components. An operating segment's operating results are reviewed regularly by the GEC to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

The operating segments identified by the Group reflect the Group's organisational structure, which is by both geography (Asia, US, UK) and by product line (insurance operations versus asset management). The Group's operating segments as determined under IFRS 8 are:
Insurance operations
• Asia
• US (Jackson)
• UK
Asset management operations
• M&G
• Asian asset management
• US broker dealer and asset management (including Curian)

Prudential Capital has been incorporated into the M&G operating segment for the purposes of segment reporting.

The performance measure of operating segments utilised by the Company is IFRS operating profit attributable to shareholders based on longer-term investment returns. This measure excludes the recurrent items of short-term fluctuations in investment returns and the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes. In addition, for 2009 this measure excludes the non-recurrent cost of hedging the Group IGD capital surplus included within short-term fluctuations in investment returns. In 2009 the Company sold its Taiwan agency business. In order to facilitate comparisons on a like for like basis, the loss on sale and the results of the Taiwan agency business during the period of ownership (including those for the 2008 comparatives) are shown separately within the segmental analysis of profit.
Segment results that are reported to the GEC include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items are mainly in relation to the Group Head Office and Asia Regional Head Office.
This segmental analysis of profit which also reflects the Group's IFRS 8 segmental income statement is disclosed in note C. The Group's segmental statement of financial position is disclosed in note K.

Amendments to IAS 1, 'Presentation of Financial Statements: A Revised Presentation'
The revised version of IAS 1, which includes non-mandatory changes to the titles of some of the financial statements, has resulted in a number of changes in presentation and disclosure.

As a result of the adoption of this revised IAS 1, the Group has changed the titles of its "consolidated balance sheet" to "consolidated statement of financial position" and its "consolidated cash flow statement" to "consolidated statement of cash flows".

The Group has also introduced a consolidated statement of comprehensive income in accordance with the revised IAS 1. Components of comprehensive income recognised outside of the income statement, for example exchange movements and the unrealised valuation movement of Jackson's available-for-sale debt securities, are now presented separately from changes in equity and are disclosed in the statement of comprehensive income. Consequent to this presentational change, the Group has altered the exchange translation method of the unrealised valuation movement of Jackson's available-for-sale debt securities from the previous application of closing exchange rate to the average exchange rate consistent with the translation method of foreign subsidiaries' income statement items. Accordingly, the Group's 2008 comparatives in the consolidated statement of comprehensive income and the consolidated statement of changes in equity have been altered with a reclassification of £240 million of exchange losses from the unrealised valuation movement of Jackson's available-for-sale debt securities, net of related change in amortisation of deferred income and acquisition costs and tax to the exchange translation reserve. There is no impact on shareholders' equity or the income statement from this change.

Improvements to IFRSs (2008)
The improvements issued by the IASB in May 2008 include amendments to a number of standards. The only amendment that has impacted the Group's financial statements is the amendment to IAS 40, 'Investment property' (and consequential amendments to IAS 16, 'Property, Plant and Equipment') which now states that property that is under construction or development for future use as investment property is within the scope of IAS 40 and so should be measured at fair value where this is reliably measurable. Previously, these properties were within the scope of IAS 16 and were measured at cost.

As a result of this amendment, the Group has reclassified its properties under development for future use as investment properties from Property, plant and equipment to Investment properties. This amendment is effective on a prospective application basis from 1 January 2009 and accordingly, no adjustment to the 2008 comparatives has been made. At 1 January 2009, properties under development with a cost of £131 million were reclassified to Investment properties and revalued to a fair value of £152 million. The fair value adjustment of a gain of £21 million was recorded in the income statement but as the relevant properties were held by the PAC with-profits fund, the gain was absorbed by the liability for unallocated surplus and has no direct effect on the profit or loss attributable to shareholders or shareholders' equity. There was no deferred tax impact on this fair value adjustment.

Amendments to IFRS 7, 'Improving Disclosures about Financial Instruments'
In March 2009, the IASB issued amendments to IFRS 7 which require enhanced disclosures about fair value measurements and liquidity risk. The amendments include the introduction of a three-level hierarchy for fair value measurement disclosures and require additional disclosures about the relative reliability of fair value measurements. The disclosures in respect of the fair value hierarchy requirement have been included in note T. Additional disclosures to meet the requirements for the amendments to IFRS 7 will be included in the Group financial statements.

In addition, the Group has also adopted the following accounting pronouncements in 2009 but their adoption has had no material impact on results and financial position of the Group:

-
Amendments to IFRS 2, 'Share-based Payment: Vesting Conditions and Cancellations'
-
Amendments to IAS 23 'Borrowing costs'
-
Amendments to IAS 32 and IAS 1, 'Presentation of financial statements' - Puttable Financial Instruments and Obligations Arising on Liquidation'
-
IFRIC 16, 'Hedges of a Net Investment in a Foreign Operation'

C    Segment disclosure - income statement

	2009	2008
	£m	£m
Asian operations (note i)
Insurance operations (note D (i)):
Underlying results before exceptional credit	353	257
Exceptional credit for Malaysia operations (note D (i))	63	-
Total Asian insurance operations	416	257
Development expenses	(6)	(26)
Total Asian insurance operations after development expenses	410	231
Asian asset management	55	52
Total Asian operations	465	283

US operations
Jackson (US insurance operations) (note D (ii))	459	406
Broker-dealer and asset management	4	7
Total US operations	463	413

UK operations
UK insurance operations:
Long-term business (note D (iii))	606	545
General insurance commission (note (ii))	51	44
Total UK insurance operations	657	589
M&G	238	286
Total UK operations	895	875
Total segment profit	1,823	1,571

Other income and expenditure
Investment return and other income	22	89
Interest payable on core structural borrowings	(209)	(172)
Corporate expenditure:
Group Head Office	(146)	(130)
Asia Regional Head Office	(57)	(41)
Charge for share-based payments for Prudential schemes (note (iii))	(5)	(6)
Total	(395)	(260)
Restructuring costs (note (iv))	(23)	(28)
Operating profit based on longer-term investment returns (note (i))	1,405	1,283
Short-term fluctuations in investment returns on shareholder-backed business (note F)	36	(1,721)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes (note (v))	(74)	(13)
Loss on sale and results for Taiwan agency business (notes (i) and G)	(621)	1
Profit (loss) from continuing operations before tax attributable to shareholders	746	(450)
Notes

(i)      Sale of Taiwan agency business: In order to facilitate comparisons of operating profit based on longer-term investment returns that reflect the Group's retained operations, the results attributable to the Taiwan business for which the sale process was completed in June 2009 are included separately within the segmental analysis of profit.
(ii)     UK operations transferred its general insurance business to Churchill in 2002, with general insurance commission representing the net commission receivable net of expenses for Prudential-branded general insurance products as part of this arrangement.
(iii)    The charge for share-based payments for Prudential schemes is for the SAYE and Group performance-related schemes.
(iv)    Restructuring costs are incurred in the UK as part of EEV covered business (£16 million) and as part of central operations (EEV non-covered business) (£7 million). (2008: £10 million and £18 million respectively).
(v)
     The shareholders' share of actuarial and other gains and losses on defined benefit pension schemes reflects the aggregate of actual less expected returns on scheme assets, experience gains and losses, the effect of changes in assumptions and altered provisions for deficit funding, where relevant.

Determining operating segments and performance measure of operating segments

The Group's operating segments under IFRS 8 are determined as described in note B. The operating segments are:
Insurance operations

-
Asia
-
US (Jackson)
-       UK

Asset management operations
-
M&G
-
Asian asset management
-
US broker-dealer and asset management (including Curian)

The Group uses operating profit based on longer-term investment returns to measure the performance of its operational segments.

For the purposes of measuring operating profit, investment returns on shareholder-financed business are based on the expected longer-term rates of return. This reflects the particular features of long-term insurance business where assets and liabilities are held for the long-term and for which the accounting basis for insurance liabilities under current IFRS is not generally conducive to demonstrating trends in underlying performance for life businesses exclusive of changes in market conditions. In determining profit on this basis, the following key elements are applied to the results of the Group's shareholder-financed operations.

(a)    Debt and equity securities
Longer-term investment returns comprise income and longer-term capital returns. For debt securities the longer-term capital returns comprise two elements. These are a risk margin reserve (RMR) based charge for expected defaults, which is determined by reference to the credit quality of the portfolio, and amortisation of interest-related realised gains and losses to operating results based on longer-term investment returns to the date when sold bonds would have otherwise matured.

The risk margin reserve based charge for expected defaults is most relevant to the Group's US insurance operations. During 2009 the National Association of Insurance Commissioners (NAIC) changed its approach to the valuation of residential mortgage-backed securities (RMBS) within its risk-based capital (RBC) framework. This recognised the complexities associated with these investments and the limitations of the credit rating previously applied. The new valuation framework has been developed by an external third party, PIMCO, and provides RBC valuation data for more than 18,000 RMBS securities owned by US insurers at the end of 2009. Jackson has decided to use the ratings implicit in this valuation model to determine the average annual RMR for 2009 as this is considered more relevant information for the RMBS securities concerned. If the previous approach of using Moody's ratings for these investments had been used this would have resulted in an annual RMR of 31 basis points for 2009, an additional £11 million of annual expected losses for the year. It should be noted that this change has no impact on the valuation applied to these securities within the IFRS statement of financial position and there is no impact to IFRS profit before tax or shareholders' equity as a result of this change.

(b)    Derivative value movements
Value movements for Jackson's equity-based derivatives and variable annuity product embedded derivatives are included in operating profits based on longer-term investment returns. The inclusion of these movements is so as to broadly match with the results on the Jackson variable annuity book that pertain to equity market movements, subject to some limitations for GMDB products where US GAAP does not fully reflect the economic features being hedged. These accounting mis-matches are magnified in periods of significant market movements.

Other derivative value movements are excluded from operating results based on longer-term investment returns. These derivatives are primarily held by Jackson as part of a broadly-based hedging programme for features of Jackson's bond portfolio (for which value movements are booked in the statement of comprehensive income rather than the income statement) and product liabilities (for which US GAAP accounting does not reflect the economic features being hedged).

These key elements are of most importance in determining the operating results based on longer-term investment returns of Jackson.

There are two exceptions to the basis described above for determining operating results based on longer-term investment returns. These are for:
-       Unit linked and US variable annuity separate account business. For such business the policyholder liabilities are directly reflective of the asset value movements. Accordingly all asset value movements are recorded in the operating results based on longer-term investment returns.

-       Assets covering non participating business liabilities that are interest rate sensitive. For UK annuity business policyholder liabilities are determined by reference to current interest rates. The value movements of the assets covering liabilities are closely correlated with the related change in liabilities. Accordingly, asset value movements are recorded within the 'operating results based on longer-term investment returns'. Policyholder liabilities include a margin for credit risk. Variations between actual and best estimate expected impairments are recorded as a component of short-term fluctuations in investment returns.

(c)    Liabilities to policyholders and embedded derivatives for product guarantees
Under IFRS, the degree to which the carrying values of liabilities to policyholders are sensitive to current market conditions varies between territories depending upon the nature of the 'grandfathered' measurement basis. In general, in those instances where the liabilities are particularly sensitive to routine changes in market conditions, the accounting basis is such that the impact of market movements on the assets and liabilities are broadly equivalent in the income statement, and operating profit based on longer-term investments returns is not distorted. In these circumstances, there is no need for the movement in the liability to be bifurcated between the element that relates to longer-term market conditions and short-term effects.

However, some types of business movements in liabilities do require bifurcation to ensure that at the net level (i.e. after allocated investment return and change for policyholder benefits) the operating result reflects longer-term market returns.

Examples where such bifurcation is necessary are:

(i)
Asia
Vietnamese participating business
For the participating business in Vietnam the liabilities include policyholders' interest in investment appreciation and other surplus. Bonuses paid in a reporting period and accrued policyholders' interest in investment appreciation and other surpluses primarily reflect the level of realised investment gains above contract specific hurdle levels. For this business, operating profit based on longer-term investment returns includes the aggregate of longer-term returns on the relevant investments, a credit or charge equal to movements on the liability for the policyholders' interest in realised investment gains (net of any recovery of prior deficits on the participating pool), less amortisation over five years of current and prior movements on such credits or charges.

The overall purpose of these adjustments is to ensure that investment returns included in operating results equal longer-term returns and that in any one reporting period movements on liabilities to policyholders caused by investment returns are substantially matched in the presentation of the segmental analysis of profit before tax attributable to policyholders.

Non-participating business
Liabilities are bifurcated so that the total movement in the carrying value of liabilities is split between that which is included in operating results based on longer-term investment returns, and the residual element for the effect of using year end rates is included in short-term fluctuations in the income statement.

Guaranteed Minimum Death Benefit (GMDB) product features
For unhedged GMDB liabilities accounted for under IFRS using 'grandfathered' US GAAP, such as in the Japanese business, the change in carrying value is determined under SOP 03-01, which partially reflects changes in market conditions. Under the Company's segmental basis of reporting the operating profit reflects the change in liability based on longer-term market conditions with the difference between the charge to the operating result and the movement reflected in the total result included in short-term fluctuations in investment returns.

(ii)
US operations - Embedded derivatives for variable annuity guarantee features
Under IFRS, the Guaranteed Minimum Withdrawal Benefit (GMWB) and Guaranteed Minimum Income Benefit (GMIB) reinsurance are required to be fair valued as embedded derivatives. The movements in carrying values are affected by changes in the level of observed implied equity volatility and changes to the discount rate applied from year to year. For these embedded derivatives the discount rate applied reflects AA corporate bond curve rates. For the purposes of determining operating profit based on longer-term investment returns, the charge for these features is determined using historical longer-term equity volatility levels and long-term average AA corporate bond rate curves.

(iii)
UK shareholder-backed annuity business
With one exception, the operating result based on longer-term investment returns reflects the impact of all value movements on policyholder liabilities for annuity business in Prudential Retirement Insurance Limited ('PRIL') and the Prudential Assurance Company Limited ('PAC') non-profit sub-fund.

The exception is for the impact on credit risk provisioning of actual downgrades during the year. As this feature arises due to short-term market conditions, the effect of downgrades, if any, in a particular year, on the overall provisions for credit risk, is included in the category of short-term fluctuations in investment returns.

The effects of other changes to credit risk provisioning are included in the operating result, as is the net effect of changes to the valuation rate of interest applied to portfolio rebalancing to align more closely with management benchmark.

(d)    Fund management and other non-insurance businesses
For these businesses,
the particular features applicable for life assurance noted above do not apply. For these businesses it is inappropriate to include returns in the operating result on the basis described above.
Instead it is appropriate to generally include realised gains and losses (including impairments) in the operating result with unrealised gains and losses being included in short-term fluctuations.
For this purpose impairments are calculated as the credit loss determined by comparing the projected cash flows discounted at the original effective interest rate to the carrying value.
In some instances it may also be appropriate to amortise realised gains and losses on derivatives and other financial instruments to operating results over a time period that reflects the underlying substance of the arrangements.

D    Impact on profit before tax arising from changes in key assumptions, estimates and bases used to measure insurance assets and liabilities

(i)
Asian insurance operations: exceptional credit of £63 million regarding the liability measurement for Malaysia long-term business

For the Malaysia life business, under the basis applied previously, 2008 IFRS basis liabilities were determined on the local regulatory basis using prescribed interest rates such that a high degree of prudence resulted. As of 1 January 2009, the local regulatory basis has been replaced by the Malaysian authority's risk-based capital (RBC) framework. In the light of this development; the Company has re-measured the liabilities by reference to the method applied under the new RBC framework, which is more realistic than the previous approach, but with an overlay constraint to the method such that negative reserves derived at an individual policyholder level are not included. This change has resulted in a one-off release from liabilities at 1 January 2009 of £63 million.

(ii)

US insurance operations: Measurement basis for embedded derivatives of variable annuity business and other policyholder liability

Certain variable annuity products sold by Jackson include Guaranteed Minimum Withdrawal Benefits (GMWB) which, in accordance with the Group's accounting policies, are measured within the IFRS balance sheet at fair value. This requires a number of assumptions related to projected future cash flows, including those driven by policyholder behaviours such as lapses, fund selections and withdrawals utilisation. During 2009 the GMWB utilisation assumptions were revised to take account of the more recent experience of policyholder behaviour. Previously policyholder behaviour for the utilisation of GMWB was assumed to be largely driven by the extent to which benefits were 'in the money'. For 2009, the assumption has been altered to take account of recent experience which shows that the attained age of the policyholder is the key factor in determining utilisation levels. This has led to a release in policyholder liabilities of £96 million which is offset by a corresponding DAC amortisation charge of £68 million to give an overall impact on profit before tax of £28 million. This assumption change has been offset by sundry other assumption changes such that the overall impact on operating profit of policyholder liability assumption changes, after taking into account DAC amortisation offsets, is £4 million.

(iii)
UK insurance operations - annuity business: allowance for credit risk
Overview of approach

For IFRS reporting, the results for UK shareholder-backed annuity business are particularly sensitive to the allowances made for credit risk. The allowance is reflected in the deduction from the valuation rate of interest for discounting projected future annuity payments to policyholders that would have otherwise applied. Since mid-2007 there has been a significant increase in the actual and perceived credit risk associated with corporate bonds as reflected in the significant widening that has occurred in corporate bond spreads. Although bond spreads over swap rates have narrowed from their peak in March 2009, they are still high compared with the levels seen in the years immediately preceding the start of the dislocated markets in 2007. The allowance that should therefore be made for credit risk remains a particular area of judgement.

The additional yield received on corporate bonds relative to swaps can be broken into the following constituent parts:
                          - the expected level of future defaults;
                          - the credit risk premium that is required to compensate for the potential volatility in default levels; and
                          - the liquidity premium that is required to compensate for the lower liquidity of corporate bonds relative to swaps.

The credit risk allowance is a function of the asset mix and the credit quality of the underlying portfolio. At 31 December 2009 80 per cent (2008: 75 per cent) of the assets backing the shareholder annuity and other business were debt securities. This comprises both government and corporate bonds. Government bonds are generally given a credit default allowance of zero. For corporate bonds the credit allowance varies by credit rating. An analysis of the credit ratings of debt securities is included in note N.

Given that the normal business model is for Prudential's annuity business is to hold bonds to match long-term liabilities, the valuation rate that is applied to discount the future annuity payments includes a liquidity premium that reflects the residual element of current bond spreads over swap rates after providing for the credit risk.

Historically, until the second half of 2007, when corporate bond spreads widened significantly, the allowance for credit risk was calculated as the long-term expected defaults and a long-term credit risk premium. This long-term credit risk was supplemented by a short-term allowance from 31 December 2007 to allow for the concern that credit ratings applied by the rating agencies may be downgraded and defaults in the short term might be higher than the long-term assumptions.

The weighted components of the bond spread over swap rates for shareholder-backed fixed and linked annuity business for PRIL at 31 December 2009, 31 December 2008 and 31 December 2007, based on the asset mix at the relevant balance sheet date are shown below.

31 December 2009	Pillar 1 regulatory basis (bps)	Adjustment from regulatory to IFRS basis (bps) (note v)	IFRS (bps)
Bond spread over swap rates (note (i))	175	-	175
Credit risk allowance
Long-term expected defaults (note (ii))	19	-	19
Long-term credit risk premium (note (iii))	13	-	13
Short-term allowance for credit risk (note (iv))	39	(24)	15
Total credit risk allowance	71	(24)	47
Liquidity premium	104	24	128

31 December 2008	Pillar 1 regulatory basis (bps)	Adjustment from regulatory to IFRS basis (bps) (note v)	IFRS (bps)
Bond spread over swap rates (note (i))	323	-	323
Credit risk allowance
Long-term expected defaults (note (ii))	15	-	15
Long-term credit risk premium (note (iii))	11	-	11
Short-term allowance for credit risk (note (iv))	54	(25)	29
Total credit risk allowance	80	(25)	55
Liquidity premium	243	25	268

31 December 2007	Pillar 1 regulatory basis (bps)	Adjustment from regulatory to IFRS basis (bps) (note v)	IFRS (bps)
Bond spread over swap rates (note (i))	76		76
Credit risk allowance
Long-term expected defaults (note (ii))	13	-	13
Long-term credit risk premium (note (iii))	10	(3)	7
Short-term allowance for credit risk (note (iv))	10	(10)	-
Total credit risk allowance	33	(13)	20
Liquidity premium	43	13	56

Notes

(i)      Bond spread over swap rates reflect market observed data.

(ii)     Long-term expected defaults are derived by applying Moody's data from 1970 to 2004 uplifted by between 100 per cent (B) and 200 per cent (AAA) according to credit rating on the annuity asset portfolio. The credit rating assigned to each asset held is based on external credit rating and for this purpose the credit rating assigned to each asset held is the lowest credit rating published by Moody's, Standard and Poors and Fitch.

(iii)    The long-term credit risk premium provides compensation against the risk of potential volatility in the level of defaults and is derived by applying the 95th percentile from Moody's data from 1970 to 2004 to the annuity asset portfolio.

(iv)    The short-term allowance for credit risk assumed in the Pillar 1 solvency valuations at 31 December 2007 and 31 December 2008 were determined as 25 per cent of the increase in corporate bond spreads (as estimated from the movements in published corporate bond indices) since 31 December 2006.

(v)     The very prudent Pillar 1 regulatory basis reflects the overriding objective of ensuring sufficient provisions and capital to ensure payments to policyholders can be made. The approach for IFRS aims to establish liabilities that are closer to 'best estimate'. In years prior to 2008 long-term IFRS default assumptions had been set mid-way between the EEV and Pillar 1 assumptions. At 31 December 2008, in light of the increased uncertainty surrounding future credit default experience, the IFRS long-term assumptions was strengthened to bring them into line with the long-term Pillar 1 default assumptions. In addition a short-term allowance for credit risk was established but at a lower level than allowed for in the Pillar 1 regulatory basis.

Factors affecting the credit risk allowance at 31 December 2009

The main factors influencing the credit risk allowance at 31 December 2009 are as follows:

Credit downgrades and default experience

As highlighted above, the short term allowance at 31 December 2008 was intended to cover both short term credit downgrades and losses in excess of the longer term expectations. Downgrades in 2009 have been within the opening Pillar 1 assumptions and hence the increase in the long term allowance as a result of credit downgrades has been offset by an equal decrease in the short term allowance. Defaults for the UK shareholder-backed annuity business totalled £11 million during 2009, below the amount allowed for within the short term allowance. The allowance (in bps terms) has been adjusted to eliminate any experience profits that would have otherwise arisen.

a)      Asset trading in relation to subordinated financial debt

During the second half of 2009, the Group decided to trade out of subordinated financial debt into higher quality assets. This resulted in a gross transaction loss arising from the lower expected yield on the newly purchased assets. The reduction in subordinated financial debt holdings improved the overall credit quality of the corporate bond portfolio and so allowed a release of long-term credit reserves to offset this loss. In addition the allowance for the short-term defaults above has been notionally allocated to the highest yielding assets and so the allowance attaching to the subordinated debt sold has also been released.

On a Pillar 1 basis this transaction had no overall impact on the solvency surplus of PRIL, the PAC non participating sub-fund and PAL. On an IFRS basis, a lower short-term default reserve was held at 31 December 2008 and the release of the reserves in respect of the subordinated debt is therefore lower. Overall the reduction in subordinated financial debt holdings generated a pre-tax IFRS operating loss of £51 million.

b)      Asset purchases in respect of new business

The assets purchased during 2009 to back new business have been of better average credit quality than the assets held at 31 December 2008, in particular no subordinated bank debt or sub-investment grade assets have been bought to back new business. As a result of the lower credit risk of the new business assets, the overall allowance for credit risk required at 31 December 2009 is reduced when the new business assets and in-force assets are aggregated together.

d)      Overall impact on the PRIL credit risk premium

After taking account of the factors noted above the movement on the average basis points allowances for PRIL on the Pillar 1 regulatory and IFRS bases are as follows:

	Pillar 1 Regulatory basis (bps)			IFRS (bps)
	Long term	Short term	Total	Long term	Short term	Total

Total allowance for credit risk at 31 December 2008	26	54	80	26	29	55
Credit downgrades	14	(14)	-	14	(14)	-
Retention of surplus from favourable default experience	-	5	5	-	1	1
Asset trading	(8)	(4)	(12)	(8)	(1)	(9)
New business	-	(2)	(2)	-	(1)	(1)
Other	-	-	-	-	1	1
Total allowance for credit risk at 31 December 200 9	32	39	71	32	15	47

Overall this has led to the credit allowance for Pillar 1 purposes to be 41 per cent (2008: 25 per cent) of the bond spread over swap rates. For IFRS purposes it represents 27 per cent of the bond spread over swap rates (2008:17 per cent)

E     Profit before tax - Asset management operations

(i)
    The profit included in the income statement in respect of asset management operations is as follows:

	M&G	US	Asia	Total 2009	Total 2008
	£m	£m	£m	£m	£m
Revenue (note (i))	799	500	217	1,516	664
Charges	(505)	(496)	(162)	(1,163)	(524)
Profit before tax	294	4	55	353	140
Comprising:
Operating profit based on longer-term investment returns (note (ii))	238	4	55	297	345
Short-term fluctuations in investment returns (note (iii))	70	-	-	70	(195)
Shareholder's share of actuarial gains and losses on defined benefit pension schemes	(14)	-	-	(14)	(10)
Profit before tax	294	4	55	353	140

Notes
(i)

Included within revenue for M&G are realised and unrealised net gains of £176 million (2008: losses of £673 million) in respect of consolidated investment funds and Prudential Capital. The investment funds are managed on behalf of third parties and consolidated under IFRS in recognition of the control arrangements for the funds. The investment losses in respect of the investment funds are non-recourse to M&G and the Group and are added back through charges and consequently there is no impact on the profit before tax. Excluding the impact of the grossing up in respect of the consolidated investment funds, the revenue for M&G would be £697 million (2008: £494 million) and the charges £403 million (2008: £413 million).

(ii)

No impairments were recorded in 2009. In 2008 operating profit based on longer-term investment returns included a £28 million charge for an impairment loss on a holding in Lehman Brothers.

(iii)    Short-term fluctuations for M&G are primarily in respect of unrealised value movements, on Prudential Capital's bond portfolio.

(ii)
   M&G operating profit based on longer-term investment returns

	2009	2008
	£m	£m
Asset management fee income	457	455
Other income	13	25
Staff costs	(205)	(184)
Other costs	(100)	(111)
Underlying profit before performance-related fees	165	185
Performance-related fees	12	43
Operating profit from asset management operations	177	228
Operating profit from Prudential Capital	61	58
Total M&G operating profit based on longer-term investment returns	238	286

The difference between the fees and other income shown above in respect of asset management operations, and the revenue figure for M&G shown in the main table primarily relates to income and investment gains (losses) earned by Prudential Capital and by investment funds controlled by the asset management operations which are consolidated under IFRS.

F     Short-
term fluctuations in investment returns on shareholder-backed business
	2009	2008
	£m	£m
Insurance operations:
Asia (note (ii))	31	(138)
US (note (iii))	27	(1,058)
UK (note (iv))	108	(212)
Other operations
- IGD hedge costs (note (v))	(235)	-
- Other (note (vi))	105	(313)
	(130)	(313)
Total	36	(1,721)

Notes
(i)
General overview of defaults

The Group incurred defaults of £11 million in 2009 (2008: £206 million) on its debt securities portfolio. The defaults of £11 million in 2009 were experienced by the UK Shareholder-backed annuity business. Jackson experienced less than £1 million of default losses during 2009. Defaults in 2008 of £206 million (including losses on sale) arose primarily in respect of Lehman Brothers (£110 million) and Washington Mutual (£91 million), the majority of which arose in Jackson.

(ii)
Asian insurance operations
         The fluctuations for Asian insurance operations in 2009 of a gain of £31 million primarily relate to strong market performance in Taiwan and Japan partially offset by the fall in the Vietnamese bond markets.
For 2008, the fluctuations of a charge of £138 million relate mainly to £81 million for Vietnam, reflecting a significant fall in the Vietnamese bond and equity markets.

(iii)
US insurance operations
         The short-term fluctuations in investment returns for US insurance operations comprise the following items:

	2009	2008
	£m	£m
Short-term fluctuations relating to debt securities:
Charges in the year (note a)
Defaults	-	(78)
Losses on sales of impaired and deteriorating bonds	(6)	(130)
Bond write downs	(630)	(419)
Recoveries / reversals	5	3
	(631)	(624)
Less: Risk margin charge included in operating profit based on longer-term investment returns (note b)	76	54
	(555)	(570)
Interest related realised gains (losses):
Arising in the year	125	(25)
Less: Amortisation of gains and losses arising in current and prior years to operating profit based on longer-term investment returns	(59)	(28)
	66	(53)
Related change to amortisation of deferred acquisition costs	75	88
Total short-term fluctuation related to debt securities	(414)	(535)
Derivatives (other than equity related): market value movement (net of related change to amortisation of deferred acquisition costs) (note c)	385	(369)
Equity type investments: actual less longer-term return (net of related change to amortisation of deferred acquisition costs)	(59)	(69)
Other items (net of related change to amortisation of deferred acquisition costs) (note d)	115	(85)
Total	27	(1,058)

Notes
a)
The charges on the debt securities of Jackson comprise the following:

	Defaults	Bond write downs	Losses on sale of impaired and deteriorating bonds	Recoveries /reversals	Total 2009	Total 2008
	£m	£m	£m	£m	£m	£m
Residential mortgage-backed securities:
Prime	-	268	-	-	268	25
Alt-A	-	192	(10)	-	182	138
Sub-prime	-	49	-	-	49	4
Total residential mortgage-backed securities	-	509	(10)	-	499	167
Corporate debt securities	-	91	16	-	107	441
Other	-	30	-	(5)	25	16
Total	-	630	6	(5)	631	624

Other bond write downs and defaults of £30 million relate to Piedmont securities. Piedmont is an investment vehicle investing in certain asset-backed and mortgage-backed securities in the US.

b)      The risk margin reserve (RMR) charge for longer-term credit related losses included in operating profit based on longer-term investment returns for 2009 is based on an average annual RMR of 27 basis points (2008: 23 basis points) on average book values for the year as shown below:

	2009				2008
Moody's rating category (or equivalent under NAIC ratings of RMBS)	Average book value	RMR	Annual expected loss		Average book value	RMR	Annual expected loss
	US$m	%	US$m	£m	US$m	%	US$m	£m

A3 or higher	19,509	0.03	(5)	(3)	21,098	0.03	(6)	(3)
Baa1, 2 or 3	21,072	0.23	(47)	(30)	20,145	0.23	(46)	(25)
Ba1, 2 or 3	2,035	1.13	(23)	(15)	1,635	1.11	(18)	(10)
B1, 2 or 3	594	2.86	(17)	(11)	514	2.80	(14)	(8)
Below B3	691	3.91	(27)	(17)	373	3.98	(15)	(8)
Total	43,901	0.27	(119)	(76)	43,765	0.23	(99)	(54)

Related change to amortisation of deferred acquisition costs (see below)			25	16			23	13
Risk margin reserve charge to operating profit for longer-term credit related losses			(94)	(60)			(76)	(41)

During 2009 the National Association of Insurance Commissioners (NAIC) changed its approach to the determination of regulatory ratings of residential mortgage-backed securities (RMBS). This recognised the complexities associated with these investments and the limitations of the credit rating methodology previously applied. The new ratings framework has been applied by an external third party, PIMCO, and provides regulatory rating details for more than 20,000 RMBS securities owned by US insurers at the end of 2009. Jackson has decided to use the ratings resulting from this model to determine the average annual RMR for 2009 as this is considered more relevant information for the RMBS securities concerned. If the previous approach of using Moody's ratings by Nationally Recognised Statistical Ratings Organisation (NRSROs), such as Moody's S&P or Fitch for these investments had been used, this would have resulted in an annual RMR of 31 basis points for 2009, an additional £11 million of annual expected losses for the year. It should be noted that this change has no impact on the valuation applied to these securities within the IFRS statement of financial position and there is no impact to IFRS profit before tax or shareholders' equity as a result of this change.
The longer-term rates of return for equity-type investments ranged from 6.7 per cent to 7.9 per cent at for 2009, and 6.3 per cent to 8.4 per cent at 2008 depending on the type of investments. These rates are currently based on spreads over 10 year US treasury rates of 400 to 600 basis points.

Market value movements on equity-based derivatives and embedded derivatives are also recorded within operating profits based on longer-term investment returns so as to be consistent with the market related effects on fees and reserve movements for equity-based products. Market value movements on other derivatives are excluded from operating profit, and are included in short-term fluctuations in investment returns.
Consistent with the basis of measurement of insurance assets and liabilities for US GAAP investment contracts applied to Jackson's IFRS results, the charges and credits to operating profits based on longer-term investment returns are partially offset by related changes to amortisation of deferred acquisition costs.

c)
The gain of £385 million (2008: charge of £369 million) value movement is for freestanding derivatives held to manage the fixed annuity and other general account business. Under IAS 39, unless hedge accounting is applied value movements on derivatives are recognised in the income statement.

Derivative value movements in respect of equity risk within variable annuity business are included within the operating profit based on longer-term investment returns to broadly match with the commercial effects to which the variable annuity derivative programme relates, (subject to some limitations to GMDB liabilities where US GAAP does not fully reflect the economic features being hedged.) Other derivative value movements are separately identified within short-term fluctuations in investment returns.

For the derivatives programme attaching to the fixed annuity and other general account business the Group has continued in its approach of not seeking to apply to apply hedge accounting under IAS 39. This decision reflects the inherent constraints of IAS 39 for hedge accounting investments and life assurance assets and liabilities under 'grandfathered' US GAAP under IFRS 4.

d)
The £115 million gain (2008: charge of £85 million) for other items shown above comprises a gain of £85 million (2008: charge of £70 million) for the difference between the charge for embedded derivatives included in the operating result and the charge to the total result and a gain of £30 million (2008: charge of  £15 million) of other items. For embedded derivatives the operating result reflects the application of 10-year average AA corporate bond rate curves and a static historical equity volatility assumption. The total result reflects the application of year-end AA corporate bond rate curves and current equity volatility levels.

In addition, for US insurance operations, included within the statement of comprehensive income is a reduction in net unrealised losses on debt securities classified as available-for-sale of £2,669 million (2008: increase in net unrealised losses of £2,104 million).These temporary market value movements  do not reflect defaults or impairments. Additional details on the movement in the value of the Jackson portfolio are included in note O.

(iv)
UK insurance operations
The short-term fluctuations gain for UK insurance operations of £108 million (2008: charge £212 million) reflected principally asset value movements for shareholder-backed annuity business. The 2008 charge of £212 million also included £42 million for the effect of credit downgrades on the calculation of liabilities for shareholder-backed annuity business in PRIL and PAC non-profit sub-fund.

(v)
IGD hedge costs
         During the severe equity market conditions experienced in the first quarter of 2009 coupled with historically high equity volatility, the Group entered into exceptional short-dated hedging contracts to protect against potential tail-events on the IGD capital position, in addition to the regular operational hedging programmes. The hedge contracts have expired and have not been renewed.

(vi)
Other
         Short-term fluctuations of other operations, in addition to the previously discussed IGD hedge costs, arise from:
	2009	2008
	£m	£m

Sale of investment in India mutual fund in May 2008 giving rise to a transfer to operating profit of £47m for the crystallised gain, and value reduction in the year, prior to sale, of £24m	-	(71)
Unrealised value movements on swaps held centrally to manage Group assets and liabilities	28	(38)
Unrealised value movements on Prudential Capital bond portfolio	66	(190)
Unrealised value movements on investments held by other operations	11	(14)
	105	(313)

G    Sale of legacy agency book and agency force in Taiwan to China Life Insurance of Taiwan

On 20 February 2009, the Company announced that it had entered into an agreement to sell the assets and liabilities of its agency distribution business and its agency force in Taiwan to China Life Insurance Company Ltd of Taiwan for the nominal sum of NT$1 subject to regulatory approval. In addition, the Company would invest £45 million to purchase a 9.99 per cent stake in China Life through a share placement. The business transferred represented 94 per cent of Prudential's in-force liabilities in Taiwan and included Prudential's legacy interest rate guaranteed products with IFRS basis gross assets at 31 December 2008 of £4.5 billion. After taking account of IFRS shareholders' equity of the business at 31 December 2008, provisions for restructuring costs, and other costs the Group's IFRS shareholders' equity at 31 December 2008 was expected to decrease by approximately £595 million.

The Company retains its interest in life insurance business in Taiwan through its retained bank distribution partnerships and its direct investment of 9.99 per cent in China Life.

The sale was completed, following regulatory approval, on 19 June 2009. The trading results shown below are for the period 1 January to 19 June 2009.

The carrying value of the IFRS equity of the business, as applied in the calculation of the loss on sale, reflects the application of 'grandfathered' US GAAP under IFRS 4 of insurance assets and liabilities. US GAAP does not, and is not designed to, include the cost of holding economic capital to support the legacy interest rate guaranteed products as recognised under the Company's supplementary reporting basis under European Embedded Value principles. The IFRS loss on sale reflects this missing element of the economic value. The effects on the IFRS income statement and equity attributable to shareholders is shown below.

The loss on sale and trading results of the Taiwan agency business for the period of ownership comprise:
	2009	2008
	£m	£m
Loss on sale:
As estimated and announced on 20 February 2009:
Proceeds	-	-
Net asset value attributable to equity holders of the Company and provision for restructuring costs	(551)	-
Goodwill written off	(44)	-
	(595)	-
Trading losses to completion, net of tax, as shown below	44	-
Minority interests and other adjustments	(8)	-
Loss on sale of the Taiwan agency business, gross and net of tax (as shown in income statement)	(559)	-

Trading results before tax (including short-term fluctuations in investment returns)	(62)	1
Related tax	18	(4)
Total	(44)	(3)
Loss on sale and trading results of the Taiwan agency business:
Gross of tax	(621)	1
Tax	18	(4)
Net of tax	(603)	(3)

Attributable to:
Equity holders of the Company	(598)	(3)
Minority interests	(5)	-
Loss on sale and results of the Taiwan agency business, net of tax	(603)	(3)

The loss on disposal of £559 million includes cumulative foreign exchange gains of £9 million recycled through the profit and loss account as required by IAS 21. The impact on shareholders' funds of the disposal (including trading losses up to the date of disposal) is £607 million. The difference of £12 million from the estimate of £595 million reflects a number of minor adjustments.

Cash and cash equivalents disposed of were £388 million and restructuring and other costs incurred in cash in the year were £64 million. In addition, the Company invested £45 million in China Life as described above. Accordingly, the cash outflow for the Group arising from the sale of the Taiwan agency business, as shown in the consolidated statement of cash flows, was £497 million.
In order to facilitate comparisons of the Group's retained businesses, the presentation of the segmental analysis of IFRS loss before shareholder tax (as shown in note C) has been adjusted to show separately the result for the sold Taiwan agency business, as explained below.

	2008
	As previously published	Adjustment	Adjusted
	£m	£m	£m
Operating profit based on longer-term investment return	1,347	(64)	1,283
Short-term fluctuations in investment returns	(1,783)	62	(1,721)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(14)	1	(13)
Results of sold Taiwan agency business	Included above	1	1
Loss before tax	(450)	-	(450)

H    Tax

(i)
     Tax (charge) credit

The total tax charge of £873 million for 2009 (2008: credit of £1,683 million) comprises a charge of £895 million (2008: credit of £1,758 million) for UK tax and a credit of £22 million (2008: charge of £75 million) for overseas tax. This tax charge comprises tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders. The tax charge attributable to shareholders of £55 million for 2009 (2008: credit of £59 million) comprises a charge of £176 million (2008: credit of £95 million) for UK tax and a credit of £121 million (2008: charge of £36 million) for overseas tax.
The total tax (charge) credit for the year is analysed as follows:

	2009 £m	2008 £m

Total current tax	(529)	134
Total deferred tax	(344)	1,549
	(873)	1,683

(ii)
    Deferred tax

The total deferred tax (charge) credit arises as follows:

	2009 £m	2008 £m

Unrealised gains and losses on investments	(35)	1,521
Balances relating to investment and insurance contracts	(12)	(239)
Short-term timing differences	(105)	(29)
Capital allowances	1	2
Unused tax losses	(193)	294
Deferred tax (charge) credit	(344)	1,549

The balance sheet contains the following deferred tax assets and liabilities:
	2009		2008
	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
	£m	£m	£m	£m
Unrealised gains and losses on investments	1,156	(1,744)	1,267	(765)
Balances relating to investment and insurance contracts	20	(961)	12	(968)
Short-term timing differences	1,228	(1,159)	1,282	(1,490)
Capital allowances	18	(8)	16	(6)
Unused tax losses	286	-	309	-
Total	2,708	(3,872)	2,886	(3,229)
Deferred tax assets are recognised to the extent that they are regarded as recoverable, that is to the extent that, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying temporary differences can be deducted. The decrease in 2009 is primarily due to the continuing increase in value of investments in Jackson along with the utilisation of tax losses from prior years.

The UK taxation regime applies separate rules to trading and capital profits and losses. The distinction between temporary differences that arise from items of either a trading or capital nature may affect the recognition of deferred tax assets. Accordingly, for the 2009 results and statement of financial position at 31 December 2009, the possible tax benefit of approximately £257 million (2008: £211 million), which may arise from capital losses valued at approximately £1.2 billion (2008: £1 billion), is sufficiently uncertain that it has not been recognised. In addition, a potential deferred tax asset of £607 million (2008: £678 million), which may arise from tax losses and other potential temporary differences totalling £2.1 billion (2008: £2.2 billion) is sufficiently uncertain that it has not been recognised. Forecasts as to when the tax losses and other temporary differences are likely to be utilised indicate that they may not be utilised in the short term.

Unprovided deferred income tax liabilities on temporary differences associated with investments in subsidiaries and interests in joint ventures are considered to be insignificant due to the availability of various UK tax exemptions and reliefs.

(iii)
   Reconciliation of tax charge on profit (loss) attributable to shareholders for continuing operations

	Asian insurance operations	US insurance operations	UK insurance operations	Other operations	Total
2009	£m	£m	£m	£m	£m

Profit (loss) before tax attributable to shareholders:
Operating profit based on longer-term investment returns (note (iii))	410	459	657	(121)	1,405
Short-term fluctuations in investment returns	31	27	108	(130)	36
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	-	-	(46)	(28)	(74)
Loss on sale and results for Taiwan agency business	(621)	-	-	-	(621)
Total	(180)	486	719	(279)	746
Expected tax rate (note (i)):
Operating profit based on longer-term investment returns (note (iii))	24%	35%	28%	28%	29%
Short-term fluctuations in investment returns	25%	35%	28%	36%	0%
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	-	-	28%	28%	28%
Loss on sale and results for Taiwan agency business	25%	-	-	-	25%
Expected tax (charge) credit based on expected tax rates:
Operating profit based on longer-term investment returns (note (iii))	(98)	(161)	(184)	34	(409)
Short-term fluctuations in investment returns	(8)	(9)	(30)	47	-
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	-	-	13	8	21
Loss on sale and results for Taiwan agency business	155	-	-	-	155
Total	49	(170)	(201)	89	(233)
Variance from expected tax charge (note (ii)):
Operating profit based on longer-term investment returns (note (iii))	35	77	(29)	8	91
Short-term fluctuations in investment returns	15	195	-	14	224
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	-	-	-	-	-
Loss on sale and results for Taiwan agency business	(137)	-	-	-	(137)
Total	(87)	272	(29)	22	178

Actual tax (charge) credit
Operating profit based on longer-term investment returns (note (iii))	(63)	(84)	(213)	42	(318)
Short-term fluctuations in investment returns	7	186	(30)	61	224
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	-	-	13	8	21
Loss on sale and results for Taiwan agency business	18	-	-	-	18
Total	(38)	102	(230)	111	(55)
Actual tax rate: operating profit based on longer-term investment returns	15%	18%	32%	35%	23%
Total	(21)%	(21)%	32%	40%	7%

	Asian insurance operations	US insurance operations	UK insurance operations	Other operations	Total
2008	£m	£m	£m	£m	£m

Profit (loss) before tax attributable to shareholders:
Operating profit based on longer-term investment returns (note (iii))	231	406	589	57	1,283
Short-term fluctuations in investment returns	(138)	(1,058)	(212)	(313)	(1,721)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(2)	-	-	(11)	(13)
Results for Taiwan agency business	1	-	-	-	1
Total	92	(652)	377	(267)	(450)
Expected tax rate (note (i)):
Operating profit based on longer-term investment returns (note (iii))	23%	35%	28%	17%	29%
Short-term fluctuations in investment returns	28%	35%	28%	28%	32%
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	25%	-	-	28%	27%
Results for Taiwan agency business	25%	-	-	-	25%
Expected tax credit (charge) based on expected tax rates:
Operating profit based on longer-term investment returns (note (iii))	(54)	(142)	(165)	(10)	(371)
Short-term fluctuations in investment returns	38	370	59	88	555
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	1	-	-	3	4
Results for Taiwan agency business	-	-	-	-	-
Total	(15)	228	(106)	81	188
Variance from expected tax charge (note (ii)):
Operating profit based on longer-term investment returns (note (iii))	(51)	17	57	56	79
Short-term fluctuations in investment returns	(3)	(173)	(8)	(19)	(203)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	-	-	-	(1)	(1)
Results for Taiwan agency business	(4)	-	-	-	(4)
Total	(58)	(156)	49	36	(129)
Actual tax credit (charge)
Operating profit based on longer-term investment returns (note (iii))	(105)	(125)	(108)	46	(292)
Short-term fluctuations in investment returns	35	197	51	69	352
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	1	-	-	2	3
Results for Taiwan agency business	(4)	-	-	-	(4)
Total	(73)	72	(57)	117	59
Actual tax rate: operating profit based on longer-term investment returns	45%	31%	18%	(81%)	23%
Total	79%	11%	15%	44%	13%

Notes
(i)

Expected tax rates for profit attributable to shareholders:
The expected tax rates shown in the table above reflect the corporate tax rates generally applied to taxable profits of the relevant country jurisdictions.
For Asian operations the expected tax rates reflect the corporate tax rates weighted by reference to the source of profits of operations contributing to the aggregate business result.
The expected tax rate for Other operations reflects the mix of business between UK and overseas operations, which are taxed at a variety of rates. The rate will fluctuate from year to year dependent on the mix of profits.

(ii)

For 2009, the principal variances arise from differences between the standard corporation tax rate and actual rates due to a number of factors, including:

a   For Asian long-term operations, profits in certain countries which are not taxable partly offset by the inability to fully recognise deferred tax assets on losses being carried forward;

b   For Jackson, the ability to fully recognise deferred tax assets on losses brought forward which we were previously unable to recognise together with income subject to a lower level of taxation and the benefit of a deduction from taxable income of a proportion of dividends received attributable to the variable annuity business;

c   For UK insurance operations, adjustments in respect of the prior year tax charge and different tax bases of UK life business;

d   For Other operations, the ability to now recognise a deferred tax asset on various tax losses which we were previously unable to recognise offset by adjustments in respect of the prior year tax charge; and

e   The actual tax rate in relation to Asia excluding the result for the sold Taiwan agency business would have been 9 per cent for the period.

(iii)    Operating profit based on longer-term investment returns is net of attributable development expenses.

I      Supplementary analysis of earnings per share

	2009
	Before tax (note C) £m	Tax (note H) £m	Minority interests £m	Net of tax and minority interests £m	Basic earnings per share Pence	Diluted earnings per share Pence
Based on operating profit based on longer-term investment returns	1,405	(318)	(2)	1,085	43.4p	43.3p
Short-term fluctuations in investment returns on shareholder-backed business	36	224	1	261	10.4p	10.4p
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(74)	21	-	(53)	(2.1)p	(2.1)p
Adjustment from loss on sale and result of Taiwan agency business	(621)	18	-	(603)	(24.1)p	(24.0)p
Based on profit for the year from continuing operations	746	(55)	(1)	690	27.6p	27.6p
Adjustment for post-tax results of discontinued operations	(14)	-	-	(14)	(0.6)p	(0.6)p
Based on profit for the year	732	(55)	(1)	676	27.0p	27.0p

	2008
	Before tax (note C) £m	Tax (note H) £m	Minority interests £m	Net of tax and minority interests £m	Basic earnings per share Pence	Diluted earnings per share Pence
Based on operating profit based on longer-term investment returns	1,283	(292)	(4)	987	39.9p	39.9p
Short-term fluctuations in investment returns on shareholder-backed business	(1,721)	352	(1)	(1,370)	(55.4)p	(55.4)p
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(13)	3	-	(10)	(0.4)p	(0.4)p
Adjustment for result of sold Taiwan agency business	1	(4)	-	(3)	(0.1)p	(0.1)p
Based on loss for the year from continuing operations / loss for the year	(450)	59	(5)	(396)	(16.0)p	(16.0)p

The weighted average number of shares for calculating basic earnings per share for 2009 was 2,501 million (2008: 2,472 million). The weighted average number of shares for calculating diluted earnings per share for 2009 was 2,506 million (2008: 2,472 million). In addition, at 31 December 2008 there were 7 million shares under option offset by 6 million shares that would have been issued at fair value on assumed option exercise. The net one million potentially dilutive ordinary shares have been excluded from the 2008 diluted earnings per share calculation as their inclusion would have decreased the loss per share.

J     Dividend

Dividends per share (in pence)	2009	2008
Dividends relating to reporting year:
Interim dividend (2009 and 2008)	6.29p	5.99p
Final dividend (2009 and 2008)	13.56p	12.91p
Total	19.85p	18.90p
Dividends declared and paid in reporting year:
Current year interim dividend	6.29p	5.99p
Final dividend for prior year	12.91p	12.30p
Total	19.20p	18.29p

The Board intends to recommend a final dividend for 2009 of 13.56p per share. Subject to shareholder approval, the dividend will be paid on 27 May 2010 to shareholders on the register at the close of business on 9 April 2010. The dividend will absorb an estimated £343 million of shareholders' funds. A scrip dividend alternative will be offered to shareholders.

K Group statement of financial position analysis

(i)
     Group statement of financial position

To explain more comprehensively the assets, liabilities and capital of the Group's businesses, it is appropriate to provide analyses of the Group's statement of financial position by operating segment and type of business.

This analysis is shown below for the Group statement of financial position by operating segment at 31 December 2009.
	Insurance operations (note L)			Total insurance operations	Asset management operations (note (L))	Unallocated to a segment (central operations)	Intra-group eliminations	2009 Group total	2008 Group total
	UK	US	Asia
By operating segment	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Intangible assets attributable to shareholders:
Goodwill (note (i))	-	-	80	80	1,230	-	-	1,310	1,341
Deferred acquisition costs and other intangible assets (note R)	127	3,092	822	4,041	8	-	-	4,049	5,349
Total	127	3,092	902	4,121	1,238	-	-	5,359	6,690
Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	124	-	-	124	-	-	-	124	174
Deferred acquisition costs and other intangible assets	9	-	97	106	-	-	-	106	126
Total	133	-	97	230	-	-	-	230	300
Total	260	3,092	999	4,351	1,238	-	-	5,589	6,990
Deferred tax assets	292	1,944	132	2,368	132	208	-	2,708	2,886
Other non investment and non-cash assets	3,074	1,404	880	5,358	718	4,393	(5,044)	5,425	6,277

Investment of long term business and other operations:
Investment properties	10,861	33	11	10,905	-	-	-	10,905	11,992
Investments accounted for using the equity method	4	-	2	6	-	-	-	6	10
Financial investments:
Loans (note M)	1,815	4,319	1,207	7,341	1,413	-	-	8,754	10,491
Equity securities and portfolio holdings in unit trusts	37,051	20,984	11,182	69,217	137	-	-	69,354	62,122
Debt securities (note N)	67,772	22,831	9,984	100,587	1,164	-	-	101,751	95,224
Other investments	3,630	955	258	4,843	113	176	-	5,132	6,301
Deposits	11,557	454	746	12,757	63	-	-	12,820	7,294
Total investments	132,690	49,576	23,390	205,656	2,890	176	-	208,722	193,434
Properties held for sale	-	3	-	3	-	-	-	3	-
Cash and cash equivalents	2,265	340	837	3,442	970	895	-	5,307	5,955
Total assets	138,581	56,359	26,238	221,178	5,948	5,672	(5,044)	227,754	215,542

Note
(i)
Goodwill attributable to shareholders

Goodwill attributable to shareholders has decreased from £1,341 million at 31 December 2008 to £1,310 million at 31 December 2009 due to the write-off of the goodwill of £44 million relating to the sold Taiwan agency business offset by additional consideration paid in relation to other Asian subsidiaries.

	Insurance operations (note L)			Total insurance operations	Asset management operations (note (L))	Unallocated to a segment (central operations)	Intra-group eliminations	2009 Group total	2008 Group total
	UK	US	Asia
By operating segment	£m	£m	£m	£m	£m	£m	£m	£m	£m
Equity and liabilities
Equity
Shareholders' equity	1,939	3,011	1,462	6,412	1,659	(1,800)	-	6,271	5,058
Minority interests	28	-	1	29	3	-	-	32	55
Total equity	1,967	3,011	1,463	6,441	1,662	(1,800)	-	6,303	5,113
Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Insurance contract liabilities	77,655	46,346	21,712	145,713	-	-	-	145,713	136,030
Investment contract liabilities with discretionary participation features	24,780	-	100	24,880	-	-	-	24,880	23,446
Investment contract liabilities without discretionary participation features	13,794	1,965	46	15,805	-	-	-	15,805	14,501
Unallocated surplus of with-profits funds (reflecting application of 'realistic' basis provisions for UK regulated with-profits funds)	9,966	-	53	10,019	-	-	-	10,019	8,414
Total policyholder liabilities and unallocated surplus of with-profits funds	126,195	48,311	21,911	196,417	-	-	-	196,417	182,391
Core structural borrowings of shareholder financed operations:
Subordinated debt	-	-	-		-	2,691	-	2,691	1,987
Other	-	154	-	154	-	549	-	703	971
Total (note P)	-	154	-	154	-	3,240	-	3,394	2,958
Operational borrowings attributable to shareholder financed operations (note Q)	158	203	210	571	142	2,038	-	2,751	1,977
Borrowings attributable to with-profits operations (note Q)	1,284	-	-	1,284	-	-	-	1,284	1,308
Other non-insurance liabilities:							-
Obligations under funding, securities lending and sale and repurchase agreements	2,108	1,374	-	3,482	-	-	-	3,482	5,572
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	2,534	47	818	3,399	410	-	-	3,809	3,843
Deferred tax liabilities	1,606	1,858	384	3,848	5	19	-	3,872	3,229
Current tax liabilities	426	89	85	600	35	580	-	1,215	842
Accruals and deferred income	271	-	105	376	209	9	-	594	630
Other creditors	726	532	760	2,018	3,292	1,346	(5,044)	1,612	1,496
Provisions	406	10	50	466	127	50	-	643	461
Derivative liabilities	709	461	146	1,316	49	136	-	1,501	4,832
Other liabilities	191	309	306	806	17	54	-	877	890
Total	8,977	4,680	2,654	16,311	4,144	2,194	(5,044)	17,605	21,795
Total liabilities	136,614	53,348	24,775	214,737	4,286	7,472	(5,044)	221,451	210,429
Total equity and liabilities	138,581	56,359	26,238	221,178	5,948	5,672	(5,044)	227,754	215,542

(ii)
    Group statement of financial position - additional analysis by type of business

		Shareholder-backed business
	Participating funds	Unit-linked and variable annuity	Non-linked business	Asset management operations	Unallocated to a segment (central operations)	Intra-group eliminations	2009 Group total	2008 Group total
	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Intangible assets attributable to shareholders:
Goodwill	-	-	80	1,230	-	-	1,310	1,341
Deferred acquisition costs and other intangible assets	-	-	4,041	8	-	-	4,049	5,349
Total	-	-	4,121	1,238	-	-	5,359	6,690
Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	124	-	-	-	-	-	124	174
Deferred acquisition costs and other intangible assets	106	-	-	-	-	-	106	126
Total	230	-	-	-	-	-	230	300
Total	230	-	4,121	1,238	-	-	5,589	6,990
Deferred tax assets	156	-	2,212	132	208	-	2,708	2,886
Other non-investment and non-cash assets	2,017	630	2,711	718	4,393	(5,044)	5,425	6,277
Investment of long term business and other operations:
Investment properties	8,759	662	1,484	-	-	-	10,905	11,992
Investments accounted for using the equity method	-	-	6	-	-	-	6	10
Financial investments:
Loans (note M)	1,887	27	5,427	1,413	-	-	8,754	10,491
Equity securities and portfolio holdings in unit trusts	29,962	38,620	635	137	-	-	69,354	62,122
Debt securities (note N)	47,327	8,848	44,412	1,164	-	-	101,751	95,224
Other investments	3,448	110	1,285	113	176	-	5,132	6,301
Deposits	9,638	746	2,373	63	-	-	12,820	7,294
Total investments	101,021	49,013	55,622	2,890	176	-	208,722	193,434
Properties held for sale	-	-	3	-	-	-	3	-
Cash and cash equivalents	1,421	1,174	847	970	895	-	5,307	5,955
Total assets	104,845	50,817	65,516	5,948	5,672	(5,044)	227,754	215,542

		Shareholder-backed business
	Participating funds	Unit-linked and variable annuity	Non-linked business	Asset management operations	Unallocated to a segment (central operations)	Intra-group eliminations	2009 Group total	2008 Group total
	£m	£m	£m	£m	£m	£m	£m	£m
Equity and liabilities
Equity
Shareholders' equity	-	-	6,412	1,659	(1,800)	-	6,271	5,058
Minority interests	28	-	1	3	-	-	32	55
Total equity	28	-	6,413	1,662	(1,800)	-	6,303	5,113
Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	86,337	49,391	50,670	-	-	-	186,398	173,977
Unallocated surplus of with-profits funds (reflecting application of 'realistic' basis provisions for UK regulated with-profits funds)	10,019	-	-	-	-	-	10,019	8,414
Total policyholder liabilities and unallocated surplus of with-profits funds	96,356	49,391	50,670	-	-	-	196,417	182,391
Core structural borrowings of shareholder-financed operations: (note P)
Subordinated debt	-	-	-	-	2,691	-	2,691	1,987
Other	-	-	154	-	549	-	703	971
Total	-	-	154	-	3,240	-	3,394	2,958
Operational borrowings attributable to shareholder financed operations (note Q)	-	-	571	142	2,038	-	2,751	1,977
Borrowings attributable to with-profits operations	1,284	-	-	-	-	-	1,284	1,308
Deferred tax liabilities	1,420	12	2,416	5	19	-	3,872	3,229
Other non-insurance liabilities	5,757	1,414	5,292	4,139	2,175	(5,044)	13,733	18,566
Total liabilities	104,817	50,817	59,103	4,286	7,472	(5,044)	221,451	210,429
Total equity and liabilities	104,845	50,817	65,516	5,948	5,672	(5,044)	227,754	215,542

L     Statement of financial position at 31 December 2009

(i)
UK insurance operations

In order to explain the different types of UK business and fund structure, the statement of financial position of the UK insurance operations may be analysed by the assets and liabilities of the Scottish Amicable Insurance Fund (SAIF), the PAC with-profits sub-fund (WPSF), unit-linked assets and liabilities and annuity (principally PRIL) and other business .The assets and liabilities of these funds and subsidiaries are shown in the table below.

		PAC with-profits fund (note (i))			Other funds and subsidiaries
	Scottish Amicable Insurance Fund (note (ii))	Excluding Prudential Annuities Limited	Prudential Annuities Limited (note (iii))	Total (note (iv))	Unit-linked assets and liabilities	Annuity and other long-term business	Total	2009 Total	2008 Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Intangible assets attributable to shareholders:
Deferred acquisition costs and other intangible assets	-	-	-	-	-	127	127	127	134
	-	-	-	-	-	127	127	127	134
Intangible assets attributable to PAC with-profits fund:
In respect of acquired subsidiaries for venture fund and other investment purposes	-	124	-	124	-	-	-	124	174
Deferred acquisition costs	2	7	-	7	-	-	-	9	13
	2	131	-	131	-	-	-	133	187
Total	2	131	-	131	-	127	127	260	321
Deferred tax assets	2	84	70	154		136	136	292	513
Other non-investment and non-cash assets	419	1,020	344	1,364	547	744	1,291	3,074	4,962
Investments of long-term business and other operations:
Investment properties	710	7,330	719	8,049	662	1,440	2,102	10,861	11,959
Investments accounted for using the equity method	-	-	-	-	-	4	4	4	-
Financial investments
Loans (note M)	138	825	143	968	-	709	709	1,815	1,902
Equity securities and portfolio holdings in unit trusts	2,994	23,062	215	23,277	10,757	23	10,780	37,051	38,880
Debt securities (note N)	4,797	25,358	12,184	37,542	6,386	19,047	25,433	67,772	58,871
Other investments (note (v))	340	2,879	156	3,035	66	189	255	3,630	4,160
Deposits	869	8,378	377	8,755	550	1,383	1,933	11,557	6,090
Total investments	9,848	67,832	13,794	81,626	18,421	22,795	41,216	132,690	121,862
Cash and cash equivalents	214	948	34	982	939	130	1,069	2,265	2,571
Total assets	10,485	70,015	14,242	84,257	19,907	23,932	43,839	138,581	130,229

		PAC with-profits fund (note (i))			Other funds and subsidiaries
	Scottish Amicable Insurance Fund (note (ii))	Excluding Prudential Annuities Limited	Prudential Annuities Limited (note (iii))	Total (note (iv))	Unit-linked assets and liabilities	Annuity and other long-term business	Total	2009 Total	2008 Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Equity and liabilities
Equity
Shareholders' equity	-	-	-	-	-	1,939	1,939	1,939	1,655
Minority interests	-	28		28	-	-	-	28	47
Total equity	-	28	-	28	-	1,939	1,939	1,967	1,702
Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	9,972	55,588	11,969	67,557	19,035	19,665	38,700	116,229	107,707
Unallocated surplus of with-profits funds (reflecting application of 'realistic' provisions for UK regulated with-profits funds) (note (vi))	-	8,421	1,545	9,966	-	-	-	9,966	8,254
Total	9,972	64,009	13,514	77,523	19,035	19,665	38,700	126,195	115,961
Operational borrowings attributable to shareholder-financed operations	-	-	-	-	-	158	158	158	54
Borrowings attributable to with-profits funds	118	1,166	-	1,166	-	-	-	1,284	1,308
Deferred tax liabilities	66	807	281	1,088	-	452	452	1,606	1,421
Other non-insurance liabilities	329	4,005	447	4,452	872	1,718	2,590	7,371	9,783
Total liabilities	10,485	69,987	14,242	84,229	19,907	21,993	41,900	136,614	128,527
Total equity and liabilities	10,485	70,015	14,242	84,257	19,907	23,932	43,839	138,581	130,229

Notes
(i)
For the purposes of this table and subsequent explanation, references to the PAC WPSF also include, for convenience, the amounts attaching to the Defined Charges Participating Sub-fund, which includes the with-profits annuity business transferred to Prudential from the Equitable Life Assurance Society on 1 December 2007 with assets of approximately £1.7 billion. Profits to shareholders on this with-profits annuity business emerge on a 'charges less expenses' basis and policyholders are entitled to 100 per cent of the investment earnings.

(ii)
     SAIF is a separate sub-fund within the PAC long-term business fund.

(iii)
    Wholly-owned subsidiary of the PAC WPSF that writes annuity business.

(iv)
    Excluding policyholder liabilities of the Hong Kong branch of PAC.

(v)     Other investments comprise:

	2009	2008
	£m	£m
Derivative assets*	910	1,326
Partnerships in investment pool and other**	2,720	2,834
	3,630	4,160

*In the UK, Prudential uses derivatives to reduce equity and credit risk, interest rate and currency exposures, and to facilitate efficient portfolio management. After derivative liabilities of £709 million (31 December 2008: £3,401 million), which are also included in the statement of financial position, the overall derivative position was a net asset of £201 million (31 December 2008: net liability of £2,075 million).
**Partnerships in investment pools and other comprise mainly of investments held by the PAC with-profits fund. These investments are primarily venture fund investments and investment in property funds and limited partnerships.

(vi)
Unallocated surplus of with-profits funds
Prudential's long-term business written in the UK comprises predominantly life insurance policies with discretionary participating features under which the policyholders are entitled to participate in the returns of the funds supporting these policies. Such policies are called with-profits policies. Prudential maintains with-profits funds within the Group's long-term business funds, which segregate the assets and liabilities and accumulate the returns related to that with-profits business. The amounts accumulated in these with-profits funds are available to provide for future policyholder benefit provisions and for bonuses to be distributed to with-profits policyholders. The bonuses, both annual and final, reflect the right of the with-profits policyholders to participate in the financial performance of the with-profits funds. Shareholders' profits with respect to bonuses declared on with-profits business correspond to the shareholders' share of the cost of bonuses as declared by the Board of directors. The shareholders' share currently represents one-ninth of the cost of bonuses declared for with-profits policies.

The unallocated surplus represents the excess of assets over policyholder liabilities for the Group's with-profits funds. As allowed under IFRS 4, the Group has opted to continue to record unallocated surplus of with-profits funds wholly as a liability. The annual excess (shortfall) of income over expenditure of the with-profits funds, after declaration and attribution of the cost of bonuses to policyholders and shareholders, is transferred to (from) the unallocated surplus each year through a charge (credit) to the income statement. The balance retained in the unallocated surplus represents cumulative income arising on the with-profits business that has not been allocated to policyholders or shareholders. The balance of the unallocated surplus is determined after full provision for deferred tax on unrealised appreciation on investments.

(ii)
US insurance operations

	2009			2008
	Variable annuity separate account assets and liabilities (note (i))	Fixed annuity, GIC and other business (note (i))	Total	Total
	£m	£m	£m	£m
Assets
Intangible assets attributable to shareholders:
Deferred acquisition costs		3,092	3,092	3,962
Total		3,092	3,092	3,962
Deferred tax assets		1,944	1,944	1,969
Other non-investment and non-cash assets		1,404	1,404	1,819
Investments of long-term business and other operations:
Investment properties		33	33	13
Financial investments:
Loans (note M)		4,319	4,319	5,121
Equity securities and portfolio holdings in unit trusts	20,639	345	20,984	15,142
Debt securities (note N)		22,831	22,831	24,249
Other investments (note (ii))		955	955	1,256
Deposits		454	454	390
Total investments	20,639	28,937	49,576	46,171
Properties held for sale		3	3	-
Cash and cash equivalents		340	340	246
Total assets	20,639	35,720	56,359	54,167
Equity and liabilities
Equity
Shareholders' equity (note (iii))		3,011	3,011	1,698
Minority interests		-	-	-
Total equity		3,011	3,011	1,698
Liabilities
Policyholder:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	20,639	27,672	48,311	45,361
Total	20,639	27,672	48,311	45,361
Core structural borrowings of shareholder-financed operations		154	154	173
Operational borrowings attributable to shareholder-financed operations		203	203	511
Deferred tax liabilities		1,858	1,858	1,337
Other non-insurance liabilities		2,822	2,822	5,087
Total liabilities	20,639	32,709	53,348	52,469
Total equity and liabilities	20,639	35,720	56,359	54,167

Notes
(i)
Assets and liabilities attaching to variable annuity business that are not held in the separate account are shown within other business.

(ii)        Other investments comprise:

	2009	2008
	£m	£m
Derivative assets*	519	675
Partnerships in investment pool and other**	436	581
	955	1,256

* In the US, Prudential uses derivatives to reduce interest rate risk, to facilitate efficient portfolio management to match liabilities under annuity policies, and for certain equity-based product management activities. After taking account of the derivative liability of £461 million (2008: £863 million), which is also included in the statement of financial position
, the derivative position for US operations is a net asset of £58 million (2008: net liability of £188 million).

** Partnerships in investment pools and other comprise primarily investments in limited partnerships. These include interests in the PPM America Private Equity Fund and diversified investments in 159 (2008: 157) other partnerships by independent money managers that generally invest in various equities and fixed income loans and securities.

(iii
)       Changes in shareholder equity

	2009	2008
	£m	£m
Operating profits based on longer-term investment returns (note C)	459	406
Short-term fluctuations in investment returns (note F)	27	(1,058)
Profit (loss) before shareholder tax	486	(652)
Tax (note H)	102	72
Profit (loss) for the year	588	(580)

	2009	2008
	£m	£m
Profit (loss) for the year (as above)	588	(580)
Items recognised directly in equity:
Exchange movements	(231)	545
Unrealised valuation movements on securities classified as available-for sale:
Unrealised holding gains (losses) arising during the year	2,249	(2,482)
Less losses included in the income statement	420	378
Total unrealised valuation movements	2,669	(2,104)
Related change in amortisation of deferred income and acquisition costs (note R)	(1,069)	831
Related tax	(557)	442
Total other comprehensive income (loss)	812	(286)
Total comprehensive income (loss) for the year	1,400	(866)
Dividends and interest payments to central companies	(87)	(126)
Net increase (decrease) in equity	1,313	(992)
Shareholders' equity at beginning of year	1,698	2,690
Shareholders' equity at end of year	3,011	1,698

(iii)
Asian insurance operations

	2009				2008
	With-profits business (note (i))	Unit-linked assets and liabilities	Other	Total	Total
	£m	£m	£m	£m	£m
Assets
Intangible assets attributable to shareholders:
Goodwill	-	-	80	80	111
Deferred acquisition costs and other intangible assets	-	-	822	822	1,247
Total	-	-	902	902	1,358
Intangible assets attributable to with-profits fund:
Deferred acquisition costs and other intangible assets	97	-		97	113
Deferred tax assets			132	132	101
Other non-investment and non-cash assets (note (ii))	234	83	563	880	1,416
Investments of long-term business and other operations:
Investment properties	-	-	11	11	20
Investments accounted for using the equity method	-	-	2	2	-
Financial investments:
Loans (note M)	781	27	399	1,207	1,705
Equity securities and portfolio holdings in unit trusts	3,691	7,224	267	11,182	8,077
Debt securities (note N)	4,988	2,462	2,534	9,984	11,113
Other investments	73	44	141	258	144
Deposits	14	196	536	746	750
Total investments	9,547	9,953	3,890	23,390	21,809
Cash and cash equivalents	225	235	377	837	1,501
Total assets	10,103	10,271	5,864	26,238	26,298

Equity and liabilities
Equity
Shareholders' equity	-	-	1,462	1,462	2,167
Minority interests	-	-	1	1	7
Total equity	-	-	1,463	1,463	2,174
Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	8,808	9,717	3,333	21,858	20,909
Unallocated surplus of with-profits funds	53	-	-	53	160
Total	8,861	9,717	3,333	21,911	21,069
Operational borrowings attributable to shareholders-financed operations	-	-	210	210	130
Deferred tax liabilities	266	12	106	384	441
Other non-insurance liabilities	976	542	752	2,270	2,484
Total liabilities	10,103	10,271	4,401	24,775	24,124
Total equity and liabilities	10,103	10,271	5,864	26,238	26,298

Notes
(i)      The statement of financial position for with-profits business comprises the with-profits assets and liabilities of the Hong Kong, Malaysia and Singapore with-profits operations. Assets and liabilities of other participating business are included in the column for 'other business'.

(ii)     Further segmental analysis
No goodwill attributable to any individual country included in the Asia total of £80 million (2008: £111 million) exceeds 10 per cent of the Group goodwill attributable to shareholders of £1,310 million (2008: £1,341 million).
Included within "Other non-investment and non-cash assets" of £880 million (2008: £1,416 million), was "Property, plant and equipment" of £94 million (2008: £144 million). No individual country in Asia held property, plant and equipment at the end of the year which exceeds 10 per cent of the Group total of £367 million (2008: £635 million).

(iv)
Asset management operations

	M & G	US	Asia	Total 2009	Total 2008
	£m	£m	£m	£m	£m
Assets
Intangible assets:
Goodwill	1,153	16	61	1,230	1,230
Deferred acquisition costs	8	-	-	8	6
Total	1,161	16	61	1,238	1,236
Other non-investment and non-cash assets	607	161	82	850	295
Financial investments:
Loans (note M)	1,413	-	-	1,413	1,763
Equity securities and portfolio holdings in unit trusts	129	-	8	137	23
Debt securities (note N)	1,149	-	15	1,164	991
Other investments (note (iii))	106	2	5	113	462
Deposits	38	13	12	63	64
Total financial investments	2,835	15	40	2,890	3,303
Cash and cash equivalents (note (iii))	820	40	110	970	1,472
Total assets	5,423	232	293	5,948	6,306

Equity and liabilities
Equity
Shareholders' equity (note (i))	1,326	111	222	1,659	1,642
Minority interests	3	-	-	3	1
Total equity	1,329	111	222	1,662	1,643
Liabilities
Intra-group debt represented by operational borrowings at Group level (note (ii))	2,038	-	-	2,038	1,278
Net asset value attributable to external holders of consolidated unit trusts and similar funds (note (iii))	410	-	-	410	1,065
Other non-insurance liabilities	1,646	121	71	1,838	2,320
Total liabilities	4,094	121	71	4,286	4,663
Total equity and liabilities	5,423	232	293	5,948	6,306

Notes

(i)      M&G includes those assets and liabilities in respect of Prudential Capital.

(ii)
     Intra group debt represented by operational borrowings at Group level
Operational borrowings for M&G are in respect of Prudential Capital's short-term fixed income security programme and comprise £2,031 million (2008: £1,269 million) of commercial paper and £7 million (2008: £9 million) of medium-term notes.

(iii)
    Consolidated unit trusts and similar funds
The M&G statement of financial position shown above includes investment funds which are managed on behalf of third parties. In respect of these funds, the statement of financial position includes cash and cash equivalents of £269 million, £158 million of other investments, £(17) million of other net assets and liabilities and the net asset value attributable to external unit holders of £410 million, which are non-recourse to M&G and the Group.

M   Loans portfolio

Loans are accounted for at amortised cost unless impaired. The amounts included in the statement of financial position are analysed as follows:

	2009	2008
	£m	£m
Insurance operations
UK (note(i))	1,815	1,902
US (note (ii))	4,319	5,121
Asia (note (iii))	1,207	1,705
Asset management operations
M&G (note (iv))	1,413	1,763
Total	8,754	10,491

Notes
(i)
UK insurance operations
The loans of the Group's UK insurance operations of £1,815 million (2008: £1,902 million) comprise loans held by the PAC WPSF of £1,106 million (2008: £1,345 million) and loans held by shareholder-backed business of £709 million (2008: £557 million).

The loans held by the PAC WPSF comprise mortgage loans of £145 million, policy loans of £24 million and other loans of £937 million (2008: £150 million, £29 million and £1,166 million respectively). The mortgage loans are collateralised by properties. Other loans held by the PAC WPSF are all commercial loans and comprise mainly syndicated loans.

The loans held by the UK shareholder-backed business comprise mortgage loans collateralised by properties of £702 million (2008: £551 million) and other loans of £7 million (2008: £6 million).

(ii)
US insurance operations
The loans of the Group's US insurance operations of £4,319 million (2008: £5,121 million) comprise mortgage loans of £3,774 million, policy loans of £530 million and other loans of £15 million (2008: £4,534 million, £587 million and nil respectively). All of the mortgage loans are commercial mortgage loans which are collateralised by properties. The property types are mainly industrial, multi-family residential, suburban office, retail and hotel. The breakdown by property type is as follows:

	2009%	2008%
Industrial	32	29
Multi-family residential	18	21
Office	20	21
Retail	19	17
Hotels	10	10
Other	1	2
	100	100

The US insurance operations' commercial mortgage loan portfolio does not include any single-family residential mortgage loans and is therefore not exposed to the risk of defaults associated with residential sub-prime mortgage loans.
The average loan size is £6.3 million (2008: £7.5 million). The portfolio has a current estimated average loan to value of 74 per cent (2008: 73 per cent) which provides significant cushion to withstand substantial declines in value.

The policy loans are fully secured by individual life insurance policies or annuity policies. These loans are accounted for at amortised cost, less any impairment.

(iii)
Asian insurance operations
The loans of the Group's Asian insurance operations of £1,207 million at 31 December 2009 (2008: £1,705 million) comprise mortgage loans of £13 million, policy loans of £437 million and other loans of £757 million (2008: £238 million, £675 million and £792 million respectively). The mortgage and policy loans are secured by properties and life insurance policies respectively.

The majority of the other loans are commercial loans held by the Malaysian operation and which are all investment graded by two local rating agencies.

(iv)
M&G
The M&G loans of £1,413 million (2008: £1,763 million) relate to loans and receivables managed by Prudential Capital. These assets are generally secured but have no external credit ratings. Internal ratings prepared by the Group's asset management operations, as part of the risk management process, are: £92million A+ to A- (2008: nil), £835 million BBB+ to BBB- (2008: £1,100 million), £330 million BB+ to BB- (2008: £663 million) and £156 million B+ to B- (2008: nil).

N
Debt securities portfolio

Debt securities are carried at fair value. The amounts included in the statement of financial position are analysed as follows, with further information relating to the credit quality of the Group's debt securities at 31 December 2009 provided in the notes below.

	2009	2008
	£m	£m
Insurance operations
UK (note(i))	67,772	58,871
US (note (ii))	22,831	24,249
Asia (note (iii))	9,984	11,113
Asset management operations (note (iv))	1,164	991
Total	101,751	95,224

(i)

UK insurance operations

		PAC-with-profits sub-fund			Other funds and subsidiaries			UK insurance operations
	Scottish Amicable Insurance Fund	Excluding Prudential Annuities Limited	Prudential Annuities Limited	Total	Unit-linked assets and liabilities	PRIL	Other annuity and long-term business	2009 Total	2008 Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
S&P - AAA	1,018	4,594	2,531	7,125	2,451	4,702	795	16,091	18,981
S&P - AA+ to AA-	399	2,242	1,131	3,373	765	1,716	219	6,472	6,012
S&P - A+ to A-	1,210	6,954	3,685	10,639	1,788	5,366	690	19,693	15,929
S&P - BBB+ to BBB-	1,124	6,141	1,287	7,428	905	2,276	450	12,183	7,413
S&P - Other	316	1,618	168	1,786	360	182	23	2,667	1,033
	4,067	21,549	8,802	30,351	6,269	14,242	2,177	57,106	49,368
Moody's - Aaa	59	252	51	303	4	76	21	463	681
Moody's - Aa1 to Aa3	18	108	40	148	-	85	25	276	833
Moody's - A1 to A3	36	181	290	471	-	251	43	801	678
Moody's - Baa1 to Baa3	65	324	258	582	-	141	27	815	454
Moody's - Other	27	140	61	201	-	102	9	339	162
	205	1,005	700	1,705	4	655	125	2,694	2,808
Fitch	46	300	331	631	-	314	31	1,022	560
Other	479	2,504	2,351	4,855	113	1,423	80	6,950	6,135
Total debt securities	4,797	25,358	12,184	37,542	6,386	16,634	2,413	67,772	58,871

Where no external ratings are available, internal ratings produced by the Group's asset management operation, which are prepared on the Company's assessment of a comparable basis to external ratings, are used where possible. Of the £6,950 million total debt securities held in 2009 (2008: £6,135 million) which are not externally rated, £2,190 million were internally rated AAA to A-, £3,445 million were internally rated BBB to B- and £1,315 million were rated below B- or unrated (2008: £2,325 million, £3,149 million and £661 million respectively). The majority of unrated debt security investments were held in SAIF and the PAC with-profits fund and relate to convertible debt and other investments which are not covered by ratings analysts nor have an internal rating attributed to them. Of the £1,503 million PRIL and other annuity and long-term business investments which are not externally rated, £15 million were internally rated AAA, £88 million AA, £495 million A, £647 million BBB, £123 million BB and £135 million were internally rated B+ and below.

(ii)
US insurance operations
US insurance operations held total debt securities with a carrying value of £22,831 million at 31 December 2009 (2008: £24,249 million). The table below provides information relating to the credit risk of the aforementioned debt securities.

	2009	2008
Summary	Carrying value	Carrying value
	£m	£m

Corporate security and commercial loans:
Publicly traded and SEC Rule 144A traded	13,338	13,198
Non-SEC Rule 144A traded	3,117	3,273
Total	16,455	16,471
Residential mortgage-backed securities	3,316	4,509
Commercial mortgage-backed securities	2,104	1,869
Other debt securities	956	1,400
Total debt securities	22,831	24,249

The following table summarises the securities detailed above by rating as at 31 December 2009 using Standard and Poor's (S&P), Moody's, Fitch and implicit ratings of RMBS based on NAIC valuations:

	2009	2008
	£m	£m
S&P - AAA	3,287	5,321
S&P - AA+ to AA-	846	853
S&P - A+ to A-	5,192	5,244
S&P - BBB+ to BBB-	7,659	7,077
S&P - Other	895	1,321
	17,879	19,816
Moody's - Aaa	273	458
Moody's - Aa1 to Aa3	43	100
Moody's - A1 to A3	32	111
Moody's - Baa1 to Baa3	64	100
Moody's - Other	57	95
	469	864
Implicit ratings of RMBS based on NAIC valuations (see below)
NAIC 1	747	-
NAIC 2	105	-
NAIC 3-6	473	-
	1,325	-
Fitch	281	464
Other *	2,877	3,105
Total debt securities	22,831	24,249

In the table above, with the exception of residential mortgage-backed securities for 2009, S&P ratings have been used where available. For securities where S&P ratings are not immediately available, those produced by Moody's and then Fitch have been used as an alternative.
During 2009 the National Association of Insurance Commissioners (NAIC) in the US revised the regulatory rating process for more than
18,000 residential mortgage-backed securities. The table above includes these securities, where held by Jackson, using the regulatory rating levels established by an external third party (PIMCO).

*The amounts within Other which are not rated by S&P, Moody or Fitch, nor are RMBS securities using the revised regulatory ratings, have the following NAIC classifications:

	2009	2008
	£m	£m
NAIC 1	1,102	1,334
NAIC 2	1,623	1,650
NAIC 3-6	152	121
	2,877	3,105

(iii)
Asia insurance operations

	With-profits business	Unit-linked business	Other business	2009 Total	2008 Total
	£m	£m	£m	£m	£m
S&P - AAA	1,778	295	186	2,259	2,632
S&P - AA+ to AA-	657	345	592	1,594	3,746
S&P - A+ to A-	749	463	284	1,496	808
S&P - BBB+ to BBB-	472	103	107	682	902
S&P - Other	397	3	517	917	253
	4,053	1,209	1,686	6,948	8,341
Moody's - Aaa	86	33	15	134	494
Moody's - Aa1 to Aa3	38	32	279	349	108
Moody's - A1 to A3	12	283	14	309	398
Moody's - Baa1 to Baa3	17	16	7	40	60
Moody's - Other	-	-	15	15	50
	153	364	330	847	1,110
Fitch	-	38	1	39	41
Other	782	851	517	2,150	1,621
Total debt securities	4,988	2,462	2,534	9,984	11,113

Of the £517 million (2008: £555 million) of debt securities for other business which are not rated in the table above, £225 million (31 December 2008: £231 million) are in respect of government bonds and £265 million (2008: £221 million) are in respect of corporate bonds rated as investment grade by local external ratings agencies, and £22 million (2008: nil) structured deposits issued by banks which are themselves rated but where the specific deposits have not been.

(iv)
Asset Management Operations
Of the total debt securities of £1,164 million at 31 December 2009 (2008: £991 million) £1,149 million relates to M&G (2008: £975 million), £1,072 million were rated AAA to A- by Standard and Poor's or Aaa rated by Moody's (2008: £959 million).

(v)
Group exposure to holdings in asset-backed securities
The Group's exposure to holdings in asset-backed securities, which comprise residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), CDO funds and other asset-backed securities (ABS), at 31 December 2009 is as follows:

	2009 £m	2008 £m
Shareholder-backed operations:
UK insurance operations (note (a))	2,044	1,075
US insurance operations (note (b))	6,376	7,464
Asian insurance operations (note (c))	59	15
Other operations (note (d))	326	407
	8,805	8,961
With-profits operations:
UK insurance operations (note (a))	6,451	4,977
Asian insurance operations (note (c))	378	328
	6,829	5,305
Total	15,634	14,266

(a)
UK insurance operations
The UK insurance operations' exposure to asset-backed securities at 31 December 2009 comprises:
	2009 £m	2008 £m
Shareholder-backed business (31 Dec 2009: 29% AAA, 24% AA)	2,044	1,075
With-profits operations (31 Dec 2009: 33% AAA, 14% AA)	6,451	4,977
Total	8,495	6,052

All of the £2,044 million (2008: £1,075 million) exposure of the shareholder-backed business relates to the UK market and primarily relates to investments held by PRIL. £4,695 million of the £6,451 million (2008: £2,721 million of the £4,977 million) exposure of the with-profits operations relates to exposure to the UK market while the remaining £1,756 million (2008: £2,256 million) relates to exposure to the US market.

(b)
US insurance operations

US insurance operations' exposure to asset-backed securities at 31 December 2009 comprises:
	2009 £m	2008 £m
RMBS Sub-prime (31 Dec 2009: 76% AAA, 1% AA)**	194	291
Alt-A (31 Dec 2009: 24% AAA, 5% AA)	443	646
Prime (31 Dec 2009: 82% AAA, 4% AA)	2,679	3,572
CMBS (31 Dec 2009: 46% AAA, 14% AA)	2,104	1,869
CDO funds (31 Dec 2009: 29% AAA, 10% AA)*, including £3m exposure to sub-prime	79	320
ABS (31 Dec 2009: 25% AAA, 18% AA), including nil exposure to sub-prime	877	766
Total	6,376	7,464
* Including the Group's economic interest in Piedmont and other consolidated CDO funds.
** RMBS ratings refer to the ratings implicit within NAIC risk-based capital valuation (see note C (a)).

(c)
Asian insurance operations
The Asian insurance operations' exposure to asset-backed securities is primarily held by the with-profits operations.

The £378 million (2008: £328 million) asset-backed securities exposure of the Asian with-profit operations comprises:

	2009 £m	2008 £m
RMBS - all without sub-prime exposure	-	46
CMBS	91	88
CDO funds and ABS	287	194
Total	378	328

The £378 million (2008: £328 million) includes £228 million (2008: £259 million) held by investment funds consolidated under IFRS in recognition of the control arrangements for those funds and include an amount not owned by the Group with a corresponding liability of £61 million (2008: £32 million) on the statement of financial position for net asset value attributable to external unit-holders in respect of these funds, which are non-recourse to the Group. Of the £378 million, 72 per cent (2008: £328 million, 70 per cent) are investment graded by Standard and Poor's.

(d)
Other operations
Other operations' exposure to asset-backed securities at 31 December 2009 is held by Prudential Capital and comprises:

	2009 £m	2008 £m
RMBS Prime (2009: 92% AAA, 8% AA)	91	106
CMBS (2009: 48% AAA, 18% AA)	193	230
CDO funds - all without sub-prime exposure (AAA)	42	38
ABS	-	33
Total	326	407

O    Debt securities of US insurance operations: Valuation basis, accounting presentation of gains and losses and securities in an unrealised loss position

(i)

Valuation basis
Under IAS 39, unless categorised as 'held to maturity' or 'loans and receivables' debt securities are required to be fair valued. Where available, quoted market prices are used. However, where securities are in inactive markets, IAS 39 requires that valuation techniques be applied. IFRS 7 requires classification of the fair values applied by the Group into a three level hierarchy. At 31 December 2009, 3 per cent of Jackson's debt securities were classified as level 3 (2008: 15 per cent) being fair values where there are significant inputs which are not based on observable market data. The higher proportion at 31 December 2008 arises from the illiquidity of the market at the time and hence a greater use of internal valuation techniques.

In 2008, due to inactive and illiquid markets, beginning at the end of the third quarter of 2008 the external prices obtained for certain asset-backed securities were deemed not to reflect fair value in the dislocated market conditions at that time. For the valuations at 31 December 2008, Jackson had therefore utilised internal valuation models, provided by PPM America, as best estimate of fair values of all non agency Residential Mortgage-backed Securities (RMBS) and Asset-backed Securities (ABS) and certain Commercial Mortgage-backed Securities (CMBS).

During 2009, improvements were observed in the level of liquidity for these sectors of structured securities and this increased liquidity in the markets for certain tranches of non-agency RMBS and ABS resulted in Jackson being able to rely on external prices for the securities as the most appropriate measure of fair value.

Accordingly, at 31 December 2009, nearly all of the non-agency RMBS, ABS and certain CMBS which at 31 December 2008 were valued using internal valuation models due to the dislocated market conditions in 2008, have now been valued using external prices.

(ii)
    Accounting presentation of gains and losses
With the exception of debt securities of US insurance operations classified as 'available-for-sale' under IAS 39, unrealised value movements on the Group's investments are booked within the income statement. For with-profits operations, such value movements are reflected in changes to asset share liabilities to policyholders or the liability for unallocated surplus. For shareholder-backed operations, the unrealised value movements form part of the total return for the year booked in the profit before tax attributable to shareholders. Separately, as noted elsewhere and in note C in this announcement, and as applied previously, the Group provides an analysis of this profit distinguishing operating profit based on longer-term investment return and short-term fluctuations in investment returns.

However, for debt securities classified as 'available-for-sale', unless impaired, fair value movements are recognised in other comprehensive income. Realised gains and losses, including impairments, are recorded in the income statement as shown in note F of this announcement. This classification is applied for most of the debt securities of the Group's US insurance operations.

(iii)
   2009 movements in unrealised gains and losses
In general, the debt securities of the Group's US insurance operations are purchased with the intention to hold them for the longer-term. In 2009 there was a movement in the statement of financial position value for debt securities classified as available-for-sale from a net unrealised loss of £2,897 million to a net unrealised gain of £4 million (2008: net unrealised loss of £136 million to a net unrealised loss of £2,897 million), principally as a result of improving credit spreads more than offsetting the negative effect on the bond values from the increase in the US treasury yields. During 2009, the gross unrealised gain in the statement of financial position increased from £281 million at 31 December 2008 to £970 million at 31 December 2009, while the gross unrealised loss decreased from £3,178 million at 31 December 2008 to £966 million at 31 December 2009.

These features are included in the table shown below of the movements in the values of available-for-sale securities.

	2009	Changes in Unrealised appreciation**	Foreign exchange translation	2008
		Reflected as part of movement in comprehensive income
	£m	£m	£m	£m
Assets fair valued at below book value
Book value*	8,220			20,600
Unrealised gain (loss)	(966)	1,925	287	(3,178)
Fair value (as included in statement of financial position)	7,254			17,422
Assets fair valued at or above book value
Book value*	14,444			6,296
Unrealised gain	970	744	(55)	281
Fair value (as included in statement of financial position)	15,414			6,577
Total
Book value*	22,664			26,896
Net unrealised loss	4	2,669	232	(2,897)
Fair value (as included in statement of financial position)***	22,668			23,999
Reflected as part of movement in comprehensive income
Movement in unrealised appreciation	2,669			(2,104)
Exchange movements	232			(657)
	2,901			(2,761)
*Book value represents cost/amortised cost of the debt securities
**Translated at the average rate of $1.57: £1.
*** Debt securities for US operations included in the statement of financial position at 31 December 2009 of £22,831 million (2008: £24,249 million), and as referred to in note N, comprise £22,668 million (2008: £23,999 million) for securities classified as available-for-sale, as shown above, and £163 million (2008: £250 million) for securities of consolidated investment funds classified as fair value through profit and loss.

Included within the movement in gross unrealised losses for the debt securities of Jackson of £1,925 million (2008: £1,997 million) as shown above was value reduction of £72 million (2008: £105 million) relating to sub-prime and Alt-A securities for which the carrying values are shown in table (iv)(a) below.

(iv)
   Debt securities classified as available-for-sale in an unrealised loss position
The following tables show some key attributes of those securities that are in an unrealised loss position at 31 December 2009.

(a)     Fair value of securities as a percentage of book value
The unrealised losses in the Jackson statement of financial position on unimpaired securities are £966 million (2008: £3,178 million). This relates to assets with fair market value and book value of £7,254 million (2008: £17,422 million) and £8,220 million (2008: £20,600 million) respectively. The following table shows the fair value of the debt securities in a gross unrealised loss position for various percentages of book value at 31 December:

	2009		2008
	Fair value £m	Unrealised loss £m	Fair value £m	Unrealised loss £m
Between 90% and 100%	5,127	(169)	8,757	(431)
Between 80% and 90%	1,201	(203)	4,581	(809)
Below 80% (note(d))	926	(594)	4,084	(1,938)
Total	7,254	(966)	17,422	(3,178)

Included within the table above are amounts relating to sub-prime and Alt-A securities of:

	2009		2008
	Fair value £m	Unrealised loss £m	Fair value £m	Unrealised loss £m
Between 90% and 100%	102	(3)	479	(27)
Between 80% and 90%	160	(28)	120	(19)
Below 80% (note(d))	159	(88)	192	(166)
Total	421	(119)	791	(212)

(b)     Unrealised losses by maturity of security
	2009 £m	2008 £m
Less than 1 year	-	(21)
1 year to 5 years	(29)	(537)
5 years to 10 years	(127)	(1,236)
More than 10 years	(92)	(395)
Mortgage-backed and other debt securities	(718)	(989)
Total	(966)	(3,178)

(c)     Age analysis of unrealised losses for the years indicated
The following table shows the age analysis of all the unrealised losses in the portfolio by reference to the length of time the securities have been in an unrealised loss position:

	2009			2008
	Non investment grade	Investment grade	Total	Non investment grade	Investment grade	Total
	£m	£m	£m	£m	£m	£m
Less than 6 months	(7)	(51)	(58)	(108)	(362)	(470)
6 months to 1 year	(25)	(59)	(84)	(125)	(1,164)	(1,289)
1 year to 2 years	(59)	(234)	(293)	(154)	(622)	(776)
2 years to 3 years	(125)	(199)	(324)	(15)	(91)	(106)
More than 3 years	(35)	(172)	(207)	(61)	(476)	(537)
Total	(251)	(715)	(966)	(463)	(2,715)	(3,178)

At 31 December 2009, the gross unrealised losses in the statement of financial position for the sub-prime and Alt-A securities in an unrealised loss position were £119 million (31 December 2008: £212 million), as shown above in note (a). Of these losses £21 million (31 December 2008: £91 million) relate to securities that have been in an unrealised loss position for less than one year and £98 million (31 December 2008: £121 million) to securities that have been in an unrealised loss position for more than one year.

(d)     Securities whose fair value were below 80 per cent of the book value
As shown in the table (a) above, £594 million of the £966 million of gross unrealised losses at 31 December 2009 (31 December 2008: £1,938 million of the £3,178 million of gross unrealised losses) related to securities whose fair value was below 80 per cent of the book value. The analysis of the £594 million (31 December 2008: £1,938 million), by category of debt securities and by age analysis indicating the length of time for which their fair value was below 80 per cent of the book value, is as follows:

	2009		2008
Category analysis	Fair value	Unrealised loss	Fair value	Unrealised loss
	£m	£m	£m	£m
Residential mortgage-backed securities
Prime	322	(153)	287	(115)
Alt - A	77	(33)	144	(127)
Sub-prime	82	(55)	48	(39)
	481	(241)	479	(281)
Commercial mortgage-backed securities.	87	(86)	811	(375)
Other asset-backed securities	183	(188)	198	(86)
Total structured securities	751	(515)	1,488	(742)
Corporates	175	(79)	2,596	(1,196)
Total	926	(594)	4,084	(1,938)

Age analysis of fair value being below 80 per cent for the years indicated:

	2009		2008
Age analysis	Fair value	Unrealised loss	Fair value	Unrealised loss
	£m	£m	£m	£m
Less than 3 months	153	(45)	3,118	(1,364)
3 months to 6 months	5	(3)	696	(403)
More than 6 months	768	(546)	270	(171)
	926	(594)	4,084	(1,938)

P     Core structural borrowings of shareholder-financed operations

	2009	2008
	£m	£m
Core structural borrowings of shareholder-financed operations:
Perpetual subordinated capital securities (Innovative Tier 1*)	1,422	1,059
Subordinated notes (Lower Tier 2*)	1,269	928
Subordinated debt total	2,691	1,987
Senior debt :**
2009	-	249
2023	300	300
2029	249	249
Holding company total	3,240	2,785
Jackson surplus notes (Lower Tier 2*)	154	173
Total (per consolidated statement of financial position)	3,394	2,958

* These debt classifications are consistent with the treatment of capital for regulatory purposes, as defined in the FSA handbook.
** The senior debt ranks above subordinated debt in the event of liquidation.

Management analyses the net core structural borrowings position as follows:

	2009	2008
	£m	£m
Total core structural borrowings (as above)	3,394	2,958
Less: Holding company cash and short-term investments (recorded within the consolidated statement of financial position)	(1,486)	(1,165)
Net core structural borrowings of shareholder-financed operations	1,908	1,793

In May 2009, the Company repaid the maturing £249 million senior debt. In the same month, the Company issued £400 million subordinated debt in part to replace the maturing debt.

In July 2009, the Company issued US$750 million perpetual subordinated capital securitie
s.

Q    Other borrowings

	2009	2008
	£m	£m
Operational borrowings attributable to shareholder-financed operations
Borrowings in respect of short-term fixed income securities programmes	2,038	1,278
Non-recourse borrowings of US operations	203	511
Other borrowings (note (i))	510	188
Total	2,751	1,977
Borrowings attributable to with-profits operations
Non-recourse borrowings of consolidated investment funds	1,016	1,161
£100m 8.5% undated subordinated guaranteed bonds of the Scottish Amicable Insurance Fund	100	100
Other borrowings (predominantly obligations under finance leases)	168	47
Total	1,284	1,308

Note
(i)      Other borrowing includes amounts whose repayment to the lender is contingent on future surpluses emerging from certain contracts specified under the arrangement. If sufficient surplus emerges on the contracts, there is no recourse to other assets of the Group and the liability is not payable to the degree of shortfall.

R   Deferred acquisition costs and other intangible assets attributable to shareholders

Significant costs are incurred in connection with acquiring new insurance business. Except for acquisition costs of with-profits contracts of the UK regulated with-profits funds, which are accounted for under the realistic FSA regime, these costs, which vary with, and are primarily related to, the production of new business, are capitalised and amortised against margins in future revenues on the related insurance policies. The recoverability of the asset is measured and the asset is deemed impaired if the projected future margins are less than the carrying value of the asset. To the extent that the future margins differ from those anticipated, then an adjustment to the carrying value of the deferred acquisition cost asset will be necessary.

The deferral and amortisation of acquisition costs is of most relevance to the Group's results for shareholder-financed long-term business of Jackson and Asian operations. The majority of the UK shareholder-backed business are for individual and group annuity business where the incidence of acquisition costs is negligible.

In the case of Jackson term business, acquisition costs are deferred and amortised in line with expected premiums. For annuity business, acquisition costs are deferred and amortised in line with expected gross profits on the relevant contracts. For interest-sensitive business, the key assumption is the long-term spread between the earned rate and the rate credited to policyholders, which is based on the annual spread analysis. In addition, expected gross profits depend on mortality assumptions, assumed unit costs and terminations other than deaths (including the related charges), all of which are based on a combination of actual experience of Jackson, industry experience and future expectations. A detailed analysis of actual mortality experience is measured by internally developed mortality studies.

Variable annuity contracts written by Jackson may provide for guaranteed minimum death, income, or withdrawal benefit features. In general terms, liabilities for these benefits are accounted for under US GAAP by using estimates of future benefits and fees under best estimate assumptions. For variable annuity business the key assumption is the expected long-term level of equity market returns, which for 2009 and 2008 was 8.4 per cent per annum (gross of fund management fees) determined using a mean reversion methodology. Under the mean reversion methodology, projected returns over the next five years are flexed (subject to capping) so that, combined with the actual rates of return for the current and the previous two years the 8.4 per cent rate is maintained. The projected rates of return are capped at no more than 15 per cent for each of the next five years.

These returns affect the level of future expected profits through their effects on the fee income with consequential impact on the amortisation of deferred acquisition costs and the required level of provision for guaranteed minimum death benefit claims.

For traditional life insurance contracts, provisions for future policy benefits are determined using the net level premium method and assumptions as of the issue date as to mortality, interest, policy lapses and expenses plus provisions for adverse deviation.

Except to the extent of mortality experience, which primarily affects profits through variations in claim payments and the guaranteed minimum death benefit reserves, the profits of Jackson are relatively insensitive to changes in insurance risk.

The deferred acquisition costs and other intangible assets attributable to shareholders comprise:

	2009	2008
	£m	£m

Deferred acquisition costs (DAC) related to insurance contracts as classified under IFRS 4	3,823	5,097
Deferred acquisition costs related to investment management contracts, including life assurance contracts classified as financial instruments and investment management contracts under IFRS 4	107	108
	3,930	5,205
Present value of acquired in-force policies for insurance contracts as classified under IFRS 4	52	64
Present value of future profits of acquired investment management contracts, including life assurance contracts classified as financial instruments and investment management contracts under IFRS 4	1	1
Distribution rights	66	79
	119	144
Total of deferred acquisition costs and other intangible assets	4,049	5,349
Arising in:
UK insurance operations	127	134
US insurance operations	3,092	3,962
Asia insurance operations	822	1,247
Asset management operations	8	6
	4,049	5,349
The movement in the year comprises:
	2009	2008
	£m	£m

Balance at the beginning of the year	5,349	2,836
Additions	1,071	959
Amortisation to income statement	(316)	(551)
Exchange differences	(550)	1,274
Change in shadow DAC	(1,069)	831
DAC movement on sale of Taiwan agency business	(436)	-
Balance at the end of the year	4,049	5,349

S     Defined benefit pension schemes
The Group liability in respect of defined benefit pension schemes is as follows:
	2009	2008
	£m	£m
Economic position:
Deficit, gross of deferred tax, based on scheme assets held, including investments in Prudential insurance policies:
Attributable to the PAC with-profits fund (i.e. absorbed by the liability for unallocated surplus)	(122)	(67)
Attributable to shareholder-backed operations (i.e. shareholders' equity)	(128)	(82)
Economic deficit	(250)	(149)
Exclude: investments in Prudential insurance liabilities (offset on consolidation in the Group financial statements against insurance liabilities)	(187)	(157)
Deficit under IAS 19 included in Provisions in the statement of financial position	(437)	(306)

The Group business operations operate a number of pension schemes. The largest defined benefit scheme is the principal UK scheme, namely the Prudential Staff Pension Scheme (PSPS). The Group also operates two smaller defined benefit schemes for UK employees in respect of Scottish Amicable and M&G. For all three schemes the projected unit method was used for the most recent full actuarial valuations. There is also a small defined benefit scheme in Taiwan but as part of the sale of the Taiwan agency business completed in June 2009, the Group settled the majority of the obligations under the scheme as a significant number of employees transferred out.

Under the IAS 19 valuation basis, the Group adopted IFRIC 14, 'IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction" in 2008. Under IFRIC 14, the Group has not recognised the underlying PSPS surplus of £513 million gross of deferred tax (2008: £728 million) due to the Group not having an unconditional right of refund to any surplus in the scheme. Additionally, under IFRIC 14, the Group has also recognised a liability for committed deficit funding obligation to PSPS. Although the contributions would increase the surplus in the scheme, the corresponding asset will not be recognised in the Group accounts. At 31 December 2009, based on the new funding arrangement as described below, the Group has recognised a liability for deficit funding to 30 June 2012 for PSPS of £75 million, gross of deferred tax (2008: £65 million gross of deferred tax based on the previous deficit funding commitment to 5 April 2010).

The economic financial position of the defined benefit pension schemes reflects the total assets of the schemes including investments in Prudential policies. This is to be contrasted with the IAS 19 basis assets of the M&G scheme, as consolidated into the Group statement of financial position, where the investments in Prudential insurance policies are netted against policyholder liabilities. The M&G pension scheme has invested £187 million at 31 December 2009 (2008: £157 million) in Prudential insurance policies. Additionally, the PSPS scheme has invested £101 million at 31 December 2009 (2008: £103 million) in Prudential insurance policies. However, these PSPS assets are not recognised due to the application of IFRIC 14.

Defined benefit schemes in the UK are generally required to be subject to full actuarial valuation every three years in order to assess the appropriate level of funding for schemes in relation to their commitments. These valuations include assessments of the likely rate of return on the assets held within the separate trustee administered funds. PSPS was last actuarially valued as at 5 April 2008. This valuation demonstrated the scheme to be 106 per cent funded by reference to the Scheme Solvency Target that form the basis of the scheme's statutory funding objective. Accordingly, the total contributions to be made by the Group into the scheme were reduced from the previous arrangement of £70-£75 million per annum to £50 million per annum effective from 1 July 2009. As the scheme was in a surplus position at the valuation date, no formal deficit funding plan was required. However, recognising that there had been a significant deterioration in the value of the scheme assets from since 5 April 2008 to the date of the finalisation of the valuation, contributions to the scheme for additional funding of £25 million per annum, as well as the £25 million per annum employer's contributions for ongoing service of current employees, was agreed with the Trustees subject to a reassessment when the next valuation is completed. The additional funding is akin to deficit funding. Deficit funding for PSPS is apportioned in the ratio of 70/30 between the PAC life fund and shareholder-backed operations following detailed consideration in 2005 of the sourcing of previous contributions.

The valuation of the Scottish Amicable Pension Scheme as at 31 March 2008 demonstrated the scheme to be 91 per cent funded, with a shortfall of actuarially determined liabilities of 9 per cent, representing a deficit of £38 million. Based on this valuation, deficit funding amounts designed to eliminate the actuarial deficit over a 7 year period were made from July 2009 of £7.3 million per annum. The IAS 19 deficit of the Scottish Amicable Pension Scheme at 31 December 2009 of £139 million (2008: £44 million) has been allocated 50 per cent to the PAC with-profits fund and 50 per cent to the PAC shareholders fund.

The valuation of the M&G pension scheme as at 31 December 2008 demonstrated the scheme to be 76 per cent funded, with a shortfall of actuarially determined assets to liabilities of £51 million. Based on this valuation, deficit funding amounts designed to eliminate the actuarial deficit over a five year period are being made from January 2010 of £14.1 million per annum for the first two years and £9.3 million per annum for the subsequent three years. The IAS 19 deficit of the M&G pension scheme at 31 December 2009 was £36 million (2008: £23 million) and is wholly attributable to shareholders.

(i)
Assumptions
The actuarial assumptions used in determining benefit obligations and the net periodic benefit costs for the years ended 31 December were as follows:

	2009%	2008%

Discount rate	5.8	6.1
Rate of increase in salaries	5.7	5.0
Rate of inflation	3.7	3.0
Rate of increase of pensions in payment for inflation:
Guaranteed (maximum 5%)	3.7	3.0
Guaranteed (maximum 2.5%)	2.5	2.5
Discretionary	2.5	2.5
Expected returns on plan assets	4.5	6.2

The calculations are based on current actuarially calculated mortality estimates with a specific allowance made for future improvements in mortality, which is broadly based on adjusted versions of the medium cohort projections prepared by the Continuous Mortality Investigation Bureau of the Institute and Faculty of Actuaries.
The tables used for PSPS immediate annuities in payment at 31 December 2009 were:

Male: 108.6 per cent PNMA 00 with medium cohort improvements subject to a floor of 1.75 per cent up to the age of 90, decreasing linearly to zero by age of 120; and
Female: 103.4 per cent PNFA 00 with 75 per cent medium cohort improvements subject to a floor of one per cent up to the age of 90 and decreasing linearly to zero by age of 120.

(ii)
    Estimated pension scheme deficit - economic basis

Movements on the pension scheme deficit (determined on the 'economic basis') are as follows, with the effect of the application of IFRIC 14 being shown separately:

	2009 £m
		(Charge) credit to income statement
	Surplus (deficit) in scheme at 1 January 2009	Operating results (based on longer-term investment returns) (note a)	Actuarial and other gains and losses (note b)	Contributions paid	Disposal of Taiwan agency business*	Surplus (deficit) in scheme at 31 Dec 2009 (note c)
All schemes
underlying position (without the effect of IFRIC 14)
Surplus (deficit)	644	(71)	(337)	85	17	338
Less: amount attributable to PAC with-profits fund	(483)	33	207	(42)	-	(285)
Shareholders' share:
Gross of tax surplus (deficit)	161	(38)	(130)	43	17	53
Related tax	(47)	11	36	(11)	(4)	(15)
Net of shareholders' tax	114	(27)	(94)	32	13	38
Effect of IFRIC 14
Surplus (deficit)	(793)	23	182	-	-	(588)
Less: amount attributable to PAC with-profits fund	550	(17)	(126)	-	-	407
Shareholders' share:
Gross of tax surplus (deficit)	(243)	6	56	-	-	(181)
Related tax	68	(2)	(15)	-	-	51
Net of shareholders' tax	(175)	4	41	-	-	(130)
With the effect of IFRIC 14
Surplus (deficit)	(149)	(48)	(155)	85	17	(250)
Less: amount attributable to PAC with-profits fund	67	16	81	(42)	-	122
Shareholders' share:
Gross of tax surplus (deficit)	(82)	(32)	(74)	43	17	(128)
Related tax	21	9	21	(11)	(4)	36
Net of shareholders' tax	(61)	(23)	(53)	32	13	(92)
*Including the effect of exchange translation difference.

Notes
(a)     The components of the (charge) credit to operating results (gross of allocation of the share attributable to the PAC with-profits fund) are as follows:

	2009 £m	2008 £m
Service cost	(34)	(45)
Curtailment credit	-	44
Finance (expense) income:
Interest on pension scheme liabilities	(277)	(289)
Expected return on assets	240	336
Total (charge) credit without the effect IFRIC 14	(71)	46
Effect of IFRIC 14 for pension schemes	23	(82)
Total charge after the effect of IFRIC 14	(48)	(36)

The net charge to operating profit (gross of the share attributable to the PAC with-profits fund) of £48 million (2008: £36 million) is made up of a charge of £29 million (2008: £29 million) relating to PSPS and a charge of £19 million (2008: £7 million) for other schemes. This net charge represents:

	2009	2008
	£m	£m
Underlying IAS 19 charge for other pension schemes	(19)	(7)
Cash costs for PSPS	(25)	(25)
Unwind of discount on opening provision for deficit funding for PSPS	(4)	(4)
	(48)	(36)

Consistent with the derecognition of the Company's interest in the underlying IAS 19 surplus of PSPS, the charge to operating profit on longer-term investment returns for PSPS reflects the cash cost of contributions for ongoing service of active members. In addition, the charge to the operating results also includes a charge for the unwind of discount on the opening provision for deficit funding for PSPS.

(b)     The components of the credit (charge) for actuarial and other gains and losses (gross of allocation of the share attributable to the PAC with-profits fund but excluding the charge relating to the sold Taiwan agency business) are as follows:

	2009 £m	2008 £m
Actual less expected return on assets	108	(356)
(Losses) gains on changes of assumptions for plan liabilities	(521)	272
Experience gains on liabilities	76	145
Total charge without the effect of IFRIC 14	(337)	61
Effect of IFRIC 14 for pension schemes	182	(81)
Actuarial and other gains and losses after the effect of IFRIC 14	(155)	(20)

The net charge for actuarial and other gains and losses is recorded within the income statement but, within the segmental analysis of profit, the shareholders' share of actuarial and other gains and losses (i.e. net of allocation of the share to the PAC with-profits funds) is excluded from operating profit based on longer-term investment returns.

The 2009 actuarial losses of £337 million primarily reflects the effect of increases in inflation rates and decrease in risk discount rates partially offset by the excess of market returns over long-term assumptions and experience gains on liabilities.

Consistent with the derecognition of the Company's interest in the underlying IAS 19 surplus of PSPS, the actuarial gains and losses do not include those of PSPS. In addition, as a result of applying of IFRIC 14, the Group has recognised a provision for deficit funding in respect of PSPS. The change in 2009 in relation to this provision recognised above as other gains and losses on defined benefit pension schemes was £48 million (2008: £13 million).

(c)
On the 'economic basis', after including the underlying assets represented by the investments in Prudential insurance policies as scheme assets, the underlying statements of financial position of the schemes at 31 December were:

	2009 £m	2008 £m
Equities	1,096	1,036
Bonds	3,686	2,707
Properties	287	301
Cash-like investments	443	1,273
Total value of assets	5,512	5,317
Present value of benefit obligations	(5,174)	(4,673)
	338	644
Effect of the application of IFRIC 14 for pension schemes:
Derecognition of PSPS surplus	(513)	(728)
Set up obligation for deficit funding for PSPS	(75)	(65)
Pre-tax deficit	(250)	(149)

(iii)
Sensitivity of the pension scheme liabilities of the PSPS, Scottish Amicable and M&G pension schemes to key variables

The table below shows the sensitivity of the underlying PSPS, Scottish Amicable and M&G pension scheme liabilities at
31 December 2009 of £4,436 million, £515 million and £223 million respectively (2008: £4,075 million, £398 million and
£180 million) to changes in discount rates and inflation rates.
2009
Assumption	Change in assumption	Impact on scheme liabilities on IAS 19 basis
Discount rate	Decrease by 0.2% from 5.8% to 5.6%	Increase in scheme liabilities by:
		PSPS	3.5%
		Scottish Amicable	5.2%
		M&G	4.9%
Discount rate	Increase by 0.2% from 5.8% to 6.0%	Decrease in scheme liabilities by:
		PSPS	3.2%
		Scottish Amicable	4.8%
		M&G	4.9%
Rate of inflation	Decrease by 0.2% from 3.7% to 3.5%	Decrease in scheme liabilities by:
	with consequent reduction in salary	PSPS	0.9%
	increases	Scottish Amicable	4.9%
		M&G	4.5%

2008
Assumption	Change in assumption	Impact on scheme liabilities on IAS 19 basis
Discount rate	Decrease by 0.2% from 6.1% to 5.9%	Increase in scheme liabilities by:
		PSPS	3.3%
		Scottish Amicable	4.9%
		M&G	4.5%
Discount rate	Increase by 0.2% from 6.1% to 6.3%	Decrease in scheme liabilities by:
		PSPS	3.1%
		Scottish Amicable	4.6%
		M&G	4.2%
Rate of inflation	Decrease by 0.2% from 3.0% to 2.8%	Decrease in scheme liabilities by:
	with consequent reduction in salary	PSPS	0.8%
	increases	Scottish Amicable	4.5%
		M&G	3.8%

The sensitivity of the underlying pension scheme liabilities to changes in discount rates and inflation rates as shown above does not directly equate to an impact on the profit or loss attributable to shareholders or shareholders' equity due to the effect of the application of IFRIC 14 on PSPS and the allocation of a share of the interest in financial position of the PSPS and Scottish Amicable schemes to the PAC with-profits fund as described above.
For PSPS, the underlying surplus of the scheme of £513 million (2008: £728 million) has not been recognised under
IFRIC 14. Any change in the underlying scheme liabilities to the extent that it is not sufficient to alter PSPS into a liability in excess of the deficit funding provision will not have an impact on the Group's results and financial position.

In the event that a change in the PSPS scheme liabilities results in a deficit position for the scheme which is recognisable, the deficit recognised affects the Group's results and financial position only to the extent of the amounts attributable to shareholder operations. The amounts attributable to the PAC with-profits fund are absorbed by the liability for unallocated surplus and have no direct effect on the profit or loss attributable to shareholders or shareholders' equity. This applies similarly to the Scottish Amicable scheme, whose deficit has been allocated 50 per cent to the PAC with-profits fund and 50 per cent to the PAC shareholders fund.

T     Valuation bases for Group assets
The accounting carrying values of the Group's assets reflect the requirements of IFRS. For financial investments the basis of valuation reflects the Group's application of IAS 39 ('Financial Instruments: Recognition and Measurement') as described further below. The basis applied for the assets section of the statement of financial position at 31 December 2009 is summarised below:

	2009			2008
	At fair value	Cost / Amortised cost (note (i))	Total	At fair value	Cost / Amortised cost (note (i))	Total
	£m	£m	£m	£m	£m	£m
Intangible assets attributable to shareholders:
Goodwill	-	1,310	1,310	-	1,341	1,341
Deferred acquisition costs and other intangible assets	-	4,049	4,049	-	5,349	5,349
Total	-	5,359	5,359	-	6,690	6,690
Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	-	124	124	-	174	174
Deferred acquisition costs and other intangible assets	-	106	106	-	126	126
Total	-	230	230	-	300	300
Total	-	5,589	5,589	-	6,990	6,990
Other non-investment and non-cash assets:
Property, plant and equipment	-	367	367	-	635	635
Reinsurers' share of insurance contract liabilities	-	1,187	1,187	-	1,240	1,240
Deferred tax asset	-	2,708	2,708	-	2,886	2,886
Current tax recoverable	-	636	636	-	657	657
Accrued investment income	-	2,473	2,473	-	2,513	2,513
Other debtors	-	762	762	-	1,232	1,232
Total	-	8,133	8,133	-	9,163	9,163
Investments of long-term business and other operations:
Investment properties	10,905	-	10,905	11,992	-	11,992
Investments accounted for using the equity method	-	6	6	-	10	10
Financial investments:
Loans (note M)	-	8,754	8,754	-	10,491	10,491
Equity securities and portfolio holdings in unit trusts (note (ii))	69,354	-	69,354	62,122	-	62,122
Debt securities (note (ii) and N)	101,751	-	101,751	95,224	-	95,224
Other investments (note (ii))	5,132	-	5,132	6,301	-	6,301
Deposits	12,820	-	12,820	7,294	-	7,294
Total	199,962	8,760	208,722	182,933	10,501	193,434
Properties held for sale	3	-	3	-	-	-
Cash and cash equivalents	5,307	-	5,307	5,955	-	5,955
Total assets	205,272	22,482	227,754	188,888	26,654	215,542
Percentage of Group total assets	90%	10%	100%	88%	12%	100%

Notes
(i)
      Assets carried at cost or amortised cost are subject to impairment testing where appropriate under IFRS requirements.

(ii)
These assets comprise financial instruments requiring fair valuation under IAS 39 with a value of £176.2 billion (2008: £163.6 billion).

Determination of fair value
The fair values of the financial assets and liabilities as shown on the table above have been determined on the following bases.

The fair values of the financial instruments for which fair valuation is required under IFRS are determined by the use of current market bid prices for quoted investments, or by using quotations from independent third-parties, such as brokers and pricing services or by using appropriate valuation techniques. Investments valued using valuation techniques include financial investments which by their nature do not have an externally quoted price based on regular trades and financial investments which by their nature do not have an externally quoted price based on regular trades and financial investments for which markets are no longer active as a result of market conditions e.g. market illiquidity. The valuation techniques used include comparison to recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option adjusted spread models and, if applicable, enterprise valuation. These techniques may include a number of assumptions relating to variables such as credit risk and interest rates. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of these instruments. When determining the inputs into the valuation techniques used priority is given to publicly available prices from independent sources, when available but overall, the source of pricing is chosen with the objective of arriving at a fair value measurement which reflects the price at which an orderly transaction would take place between market participants on the measurement date.

The fair value estimates are made at a specific point in time, based upon available market information and judgements about the financial instruments, including estimates of the timing and amount of expected future cash flows and the credit standing of counterparties. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Group's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realisation of unrealised gains or losses from selling the financial instrument being fair valued. In some cases the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realised in immediate settlement of the financial instrument.

At 31 December 2008 illiquid market conditions resulted in inactive markets for certain of the Group's financial instruments namely certain asset-backed securities issued by Jackson. As a result, there was generally limited observable market information for these instruments. Fair value estimates for financial instruments deemed to be in an illiquid market are based on judgements regarding current economic conditions, liquidity discounts, currency, credit and interest rate risks, loss experience and other factors. These fair values are estimates and involve considerable uncertainty and variability as a result of the inputs selected and may differ significantly from the values that would have been used had the ready market existed, and the differences could be material. At 31 December 2008 Jackson utilised internal valuation models as best estimate of fair values of all non-agency Residential Mortgage-Backed Securities (RMBS) and Asset-Backed Securities (ABS) and certain Commercial Mortgage-Backed Securities (CMBS). During 2009, improvements were observed in the level of liquidity for these sectors of structured securities with the result that Jackson was able to rely on external prices for these securities as the most appropriate measure of fair value. At 31 December 2009 nearly all of the non-agency RMBS, ABS and certain CMBS which at 31 December 2008 were valued using internal models due to the dislocated market conditions in 2008 have now been valued using external prices.

The loans and receivables have been shown net of provisions for impairment. The fair value of loans has been estimated from discounted cash flows expected to be received. The rate of discount used was the market rate of interest.

The estimated fair value of derivative financial instruments reflects the estimated amount the Group would receive or pay in an arm's length transaction. This amount is determined using quoted prices if exchange listed, quotations from independent third-parties or valued internally using standard market practices. In accordance with the Group's risk management framework, all internally generated valuations are subject to assessment against external counterparties' valuations.

The fair value of borrowings is based on quoted market prices, where available.

For investment contracts in the US with fixed and guaranteed terms the fair value is determined based on the present value of future cash flows discounted at current interest rates.

The fair value of other financial liabilities is determined using discounted cash flows of the amounts expected to be paid.

Level 1, 2 and 3 fair value measurement hierarchy of Group financial instruments

In March 2009 IFRS 7
Financial Instruments: Disclosures
was amended by the IASB to require certain additional disclosures to be included in IFRS financial statements. This includes, as is presented below, a table of financial instruments carried at fair value analysed by level of the IFRS 7 defined fair value hierarchy. This hierarchy is based on the inputs to the fair value measurement and reflects the lowest level input that is significant to that measurement. IFRS 7 does not require comparatives to be provided in the year of adoption but we have chosen to provide the table at both 31 December 2009 and 31 December 2008.

The classification criteria and its application to Prudential can be summarised as follows:
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 01 March 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/

Susan Henderson
Deputy Group Secretary